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Exhibit 99.1

Third Quarter Report
 2012

Granite Real Estate Inc.

Granite Real Estate Inc. 77 King St. W., Suite 4010 Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2012 THIRD QUARTER RESULTS

November 7, 2012, Toronto, Ontario, Canada — Granite Real Estate Inc. (TSX: GRT; NYSE: GRP) ("Granite" or the "Company") today announced its results for the three and nine month periods ended September 30, 2012 and declared a Canadian ("Cdn.") dollar denominated dividend of $0.50 per share on the Company's Common Shares.

"Our financial results for the third quarter continue to demonstrate stability in rental revenues and overall cash flows. In addition, we are pleased to report that, year to date, we have renewed or extended 13 leases with Magna and its operating subsidiaries, including all but one of the 2012 expiries, representing approximately 2.4 million square feet. In the quarter we also made considerable progress towards completing the conversion to a Real Estate Investment Trust, with the upcoming shareholder meeting to approve the conversion set for November 15th," commented Tom Heslip, Chief Executive Officer.

Granite's consolidated results for the three and nine month periods ended September 30, 2012 and 2011 are summarized below (all figures are in Cdn. dollars):

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per share figures)	2012	2011	2012	2011
		(previously reported in US dollars)		(previously reported in US dollars)
Revenues(1)	$44,685	$45,485	$135,800	$134,577

Income before income taxes	$21,962	$18,141	$68,694	$49,119
Income from continuing operations(1)(3)	18,919	15,277	56,189	54,328
Income from discontinued operations(1)	—	—	—	94,449

Net income	$18,919	$15,277	$56,189	$148,777

Diluted earnings per share from:
— continuing operations	$0.40	$0.33	$1.20	$1.16
— discontinued operations	—	—	—	2.01

Diluted earnings per share	$0.40	$0.33	$1.20	$3.17

Funds from operations ("FFO")(2)	$29,446	$25,902	$88,226	$85,976

Diluted FFO per share(2)	$0.63	$0.55	$1.88	$1.83

(1)
Following the close of business on June 30, 2011, the Racing & Gaming Business, substantially all of the Company's lands held for development, a property in the United States and an income-producing property in Canada (the "Arrangement Transferred Assets & Business") were transferred to entities owned by Mr. Frank Stronach and his family (the "Stronach Shareholder") in consideration for the elimination of the Company's dual class share structure (the "Arrangement"). The operating results of the Arrangement Transferred Assets & Business have been presented as discontinued operations. Income from continuing operations pertains to the Company's income-producing property portfolio.

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under U.S. generally accepted accounting principles and therefore may not be comparable to similar measures presented by other companies. The Company determines FFO using the definition prescribed in the United States by the National Association of Real Estate Investment Trusts®. For a reconciliation of FFO to income from continuing operations, please refer to the section titled "Reconciliation of Funds from Operations to Income from Continuing Operations".

(3)
Income from continuing operations for the nine month period ended September 30, 2011 includes the recovery of $12.9 million in income tax resulting from an internal amalgamation that was set aside and cancelled by the courts.

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SPECIAL SHAREHOLDER MEETING TO APPROVE CONVERSION TO A REAL ESTATE INVESTMENT TRUST

A special shareholder meeting will take place on November 15, 2012 to seek the approval of the Company's conversion to a Canadian Real Estate Investment Trust (the "REIT Conversion"). The REIT Conversion is a key component of the Company's strategic plan announced in October 2011 and was expected, at the time, to result in a significant reduction in annual cash income taxes estimated to be approximately $8.0 million. The REIT structure, as now proposed, is expected to reduce Granite's cash income taxes for 2013 by approximately $11.0 million. If the REIT Conversion is approved, the Company expects to be a REIT on or about December 31, 2012, and beginning in fiscal 2013, the new REIT is expected to commence monthly distributions of $0.175 per stapled unit (an increase in the annual distribution to $2.10 per stapled unit from the current annual dividend of $2.00 per share). The first distribution to be declared for the month of January 2013 is expected to be paid on or about February 15, 2013. The REIT Conversion is subject to customary conditions and approvals, including court approval. On completion of the REIT Conversion, shareholders of Granite will exchange their Common Shares for a stapled unit comprised of one common share of Granite REIT Inc. and one unit of Granite Real Estate Investment Trust. The assets, liabilities and operations of the new combined stapled unit structure will be comprised of all the assets, liabilities and operations of Granite.

CURRENCY CHANGE FOR FINANCIAL REPORTING

Effective January 1, 2012, the Company's reporting currency was changed from the U.S. dollar to the Cdn. dollar. All comparative financial information contained in this press release and in the unaudited interim consolidated financial statements and related Management's Discussion and Analysis for the three and nine month periods ended September 30, 2012 has been recast to reflect the Company's results as if the information had been historically reported in Cdn. dollars. As a result of the change in reporting currency, dividends are declared in Cdn. dollars. Please refer to the section titled "Dividends". The Company continues to report in accordance with U.S. generally accepted accounting principles.

GRANITE'S CONSOLIDATED FINANCIAL RESULTS

Three Month Period Ended September 30, 2012

For the three month period ended September 30, 2012, rental revenue decreased by $0.8 million from $45.5 million in the third quarter of 2011 to $44.7 million in the third quarter of 2012 primarily due to the unfavourable effects of changes in foreign currency exchange rates partially offset by completed projects coming on-stream and the additional rent earned from contractual rent increases.

The Company's income from continuing operations and net income was $18.9 million in the third quarter of 2012 compared to $15.3 million in the prior year period. The increase of $3.6 million was primarily due to (i) a decrease in general and administrative expenses of $4.5 million (primarily due to reduced employee termination expense) and (ii) lower depreciation and amortization expense of $0.2 million, partially offset by (i) a decrease in rental revenue of $0.8 million, (ii) higher income tax expense of $0.1 million and (iii) lower gains on disposal of real estate of $0.1 million.

FFO for the third quarter of 2012 increased $3.5 million from $25.9 million in the prior year period to $29.4 million in the current period primarily due to the $3.6 million increase in income from continuing operations.

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Nine Month Period Ended September 30, 2012

Continuing Operations

For the nine month period ended September 30, 2012, rental revenue increased by $1.2 million from $134.6 million in 2011 to $135.8 million in 2012 primarily due to completed projects coming on-stream, the additional rent earned from contractual rent increases and renewals and re-leasing of income-producing properties partially offset by the unfavourable effects of changes in foreign currency exchange rates.

The Company's income from continuing operations was $56.2 million in the nine month period ended September 30, 2012 compared to $54.3 million in the prior year period. Income from continuing operations in the nine month period ended September 30, 2011 includes a recovery of $12.9 million in income tax resulting from an internal amalgamation undertaken in 2010 that was subsequently cancelled. Excluding the $12.9 million recovery of income tax, income from continuing operations increased by $14.8 million primarily due to (i) an increase in rental revenue of $1.2 million, (ii) a reduction in general and administrative expenses of $16.2 million (primarily related to reduced advisory costs, decreased insurance expense, decreased compensation expense to former executives of the Company and higher retainer fees in 2011 due to the Arrangement), (iii) an increase in foreign exchange gains of $0.7 million and (iv) the decrease in the write-down of a long-lived asset of $2.7 million. Partially offsetting these increases were (i) higher property operating costs of $0.8 million, (ii) an increase of $0.3 million in depreciation and amortization expense and (iii) an increase of income tax expense of $4.8 million, excluding the income tax recovery noted above.

FFO for the nine month period ended September 30, 2012 increased $2.2 million from $86.0 million in the prior year period to $88.2 million primarily due to the $1.9 million increase in income from continuing operations and the $0.3 million increase in depreciation and amortization expense.

Discontinued Operations

Income from discontinued operations for the nine month period ended September 30, 2011 of $94.4 million is primarily comprised of the net gain on the disposal of the Arrangement Transferred Assets & Business of $87.4 million.

Net income for the nine month period ended September 30, 2012 decreased by $92.6 million to $56.2 million from $148.8 million in the prior year period. The decrease was due to the reduction in income from discontinued operations of $94.4 million partially offset by an increase in income from continuing operations of $1.9 million.

A more detailed discussion of Granite's consolidated financial results for the three and nine month periods ended September 30, 2012 and 2011 is contained in the Company's Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

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RECONCILIATION OF FUNDS FROM OPERATIONS TO INCOME FROM CONTINUING OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per share information)	2012	2011	2012	2011
		(previously reported in US dollars)		(previously reported in US dollars)
Income from continuing operations	$18,919	$15,277	$56,189	$54,328
Add back depreciation and amortization	10,506	10,716	32,016	31,739
Add back (deduct) loss (gain) on disposal of real estate	21	(91)	21	(91)

Funds from operations	$29,446	$25,902	$88,226	$85,976

Basic and diluted funds from operations per share	$0.63	$0.55	$1.88	$1.83

Basic number of shares outstanding	46,824	46,843	46,863	46,894

Diluted number of shares outstanding	46,846	46,862	46,883	46,996

DIVIDENDS

Granite's Board of Directors has declared a dividend of Cdn. $0.50 per share on the Company's Common Shares for the third quarter ended September 30, 2012. The dividend is payable on or about December 13, 2012 to shareholders of record at the close of business on November 23, 2012. The Common Shares will begin trading on an ex-dividend basis at the opening of trading on November 21, 2012.

Unless indicated otherwise, Granite has designated the entire amount of all past and future taxable dividends paid since January 1, 2006 to be an "eligible dividend" for purposes of the Income Tax Act (Canada).

CONFERENCE CALL

Granite will hold a conference call on Thursday, November 8, 2012 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-619-2736. Overseas callers should use +1-416-981-9084. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Tom Heslip, Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and Overseas — +1-416-626-4100 (enter reservation number 21608649) and will be available until Thursday, November 15, 2012.

ABOUT GRANITE

Granite is a Canadian-based real estate company engaged in the ownership and management of predominantly industrial properties in Canada, the United States, Mexico and Europe. The Company owns and manages approximately 28 million square feet in 104 rental income properties. Our tenant base currently includes operating subsidiaries of Magna International Inc. (together "Magna") as our largest tenants, together with tenants from other industries.

For further information, please contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

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OTHER INFORMATION

Additional property statistics have been posted to our website at http://www.graniterealestate.com/uploads/File/propertystatistics.pdf. Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information about Granite, please see our website at www.graniterealestate.com.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. In particular, this press release contains forward-looking statements regarding our proposed conversion to a REIT. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, Granite cautions that the timing or completion of the REIT Conversion cannot be predicted with certainty, and there can be no assurance at this time that all required or desirable approvals and consents to effect the REIT Conversion will be obtained in a timely manner or at all and there can be no assurance that the anticipated reduction in cash income taxes payable following the REIT Conversion will be realized. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect the REIT Conversion; inability of Granite to implement a suitable structure for the REIT Conversion; the inability to obtain all required consents and approvals for the REIT Conversion; the inability to realize the anticipated reduction in cash income taxes payable following the REIT Conversion and the risks set forth in the "Risk Factors" section in the Company's Annual Information Form for 2011, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2011, and in the notice of special meeting of shareholders and management information circular/proxy statement in respect of the special meeting of shareholders dated October 11, 2012, and also filed on SEDAR, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and Financial Position

For the three and nine month periods ended September 30, 2012

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Inc. ("Granite" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of Granite for the three and nine month periods ended September 30, 2012. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim financial statements for the three and nine month periods ended September 30, 2012 and the audited consolidated financial statements for the year ended December 31, 2011, which are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This MD&A is prepared as at November 7, 2012. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2011 can be obtained from the Company's website at www.graniterealestate.com and on SEDAR at www.sedar.com.

OVERVIEW

On June 13, 2012, Granite changed its name from MI Developments Inc. to Granite Real Estate Inc.

Granite (TSX: GRT; NYSE: GRP) is a Canadian-based real estate company engaged in the ownership and management of predominantly industrial properties in Canada, the United States, Mexico and Europe (the "Real Estate Business" or the "Business"). The Company owns and manages approximately 28 million square feet in 104 rental income properties. Our tenant base currently includes operating subsidiaries of Magna International Inc. (together "Magna") as our largest tenants, together with tenants from other industries.

Segmented Information and Discontinued Operations

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations have historically been segmented between the Business (continuing operations) and the Racing & Gaming Business (discontinued operations). Following the close of business on June 30, 2011, and as a result of a court-approved plan of arrangement (the "Arrangement"), the financial position and results of operations of the assets transferred to entities owned by Mr. Frank Stronach and his family (the "Stronach Shareholder") including the Racing & Gaming Business, as well as those related to lands held for development, a property located in the United States and an income-producing property located in Canada (the assets and business transferred to the Stronach Shareholder pursuant to the Arrangement are collectively referred to as the "Arrangement Transferred Assets & Business"), have been presented as discontinued operations and, as such, have been excluded from continuing operations. Accordingly, in the accompanying unaudited interim consolidated financial statements, the Company's single reportable segment pertains to the Company's income-producing properties.

REAL ESTATE BUSINESS — CONTINUING OPERATIONS

OVERVIEW

The real estate assets of our Business are comprised of income-producing properties and properties under development (see "REAL ESTATE BUSINESS — RENTAL PORTFOLIO — Real Estate Properties"). Our income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, product development and engineering centres and test facilities. The Company holds a global portfolio of 104 income-producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. This portfolio represents approximately 28 million square feet of leaseable area with a gross book value of approximately $1.6 billion (net book value of $1.1 billion) at September 30, 2012. The lease payments are primarily denominated in three currencies: the euro, the Cdn. dollar and the U.S. dollar.

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SIGNIFICANT MATTERS

Special Shareholder Meeting to Approve Conversion to a Real Estate Investment Trust

A special shareholder meeting will take place on November 15, 2012 to seek the approval of the Company's conversion to a Canadian Real Estate Investment Trust (the "REIT Conversion"). The REIT Conversion is a key component of the Company's strategic plan announced in October 2011 and was expected, at the time, to result in a significant reduction in annual cash income taxes estimated to be approximately $8.0 million. The REIT structure, as now proposed, is expected to reduce Granite's cash income taxes for 2013 by approximately $11.0 million. If the REIT Conversion is approved, the Company expects to be a REIT on or about December 31, 2012, and beginning in fiscal 2013, the new REIT is expected to commence monthly distributions of $0.175 per stapled unit (an increase in the annual distribution to $2.10 per stapled unit from the current annual dividend of $2.00 per share). The first distribution to be declared for the month of January 2013 is expected to be paid on or about February 15, 2013. The REIT Conversion is subject to customary conditions and approvals, including court approval. On completion of the REIT Conversion, shareholders of Granite will exchange their Common Shares for a stapled unit comprised of one common share of Granite REIT Inc. and one unit of Granite Real Estate Investment Trust. The assets, liabilities and operations of the new combined stapled unit structure will be comprised of all the assets, liabilities and operations of Granite.

Transition to International Financial Reporting Standards ("IFRS")

In connection with the REIT Conversion, it is anticipated that the Company will adopt IFRS in place of the current U.S. GAAP reporting standards effective for interim and annual periods commencing after December 31, 2012. Comparative IFRS information for the 2012 fiscal periods will also be reported. Granite is in the process of evaluating the potential impact of IFRS to the consolidated financial statements. Management has not completed its quantification of the effects of adopting IFRS, which will or may be material (see "FUTURE CHANGES IN SIGNIFICANT ACCOUNTING POLICIES").

Currency Change for Financial Reporting and Dividends

The consolidated financial statements for periods prior to January 1, 2012 were reported using the U.S. dollar. As a result of the Company's shareholder base becoming increasingly Canadian and the Company's planned REIT Conversion and to mitigate the impact of foreign exchange fluctuations on our reported results, effective January 1, 2012, the Company's reporting currency was changed to the Cdn. dollar. All comparative financial information contained in this MD&A and the accompanying unaudited interim consolidated financial statements for the three and nine months ended September 30, 2012 has been recast to reflect the Company's results as if they had been historically reported in Cdn. dollars. The consolidated U.S. dollar balance sheet at December 31, 2011 was translated into the Cdn. dollar reporting currency by translating assets and liabilities at the end-of-period exchange rate and translating equity balances at historical exchange rates. The consolidated statements of income were translated into Cdn. dollars using the weighted average exchange rate for the applicable period. The resulting foreign currency translation adjustment is reported as a component of other comprehensive income (loss) and accumulated other comprehensive loss (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS — Change in Reporting Currency"). With the change in reporting currency, beginning May 9, 2012, dividends have been declared in Cdn. dollars and dividend payments have been made only in Cdn. dollars.

FOREIGN CURRENCIES

Fluctuations in the Cdn. dollar's value relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, income, cash flows, assets and liabilities. At September 30, 2012, approximately 66% of the Business' rental revenues are denominated in currencies other than the Cdn. dollar (see "REAL ESTATE BUSINESS — RENTAL PORTFOLIO — Annualized Lease Payments"). As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the Business' results.

The following table reflects the changes in the average exchange rates during the three and nine month periods ended September 30, 2012 and 2011, as well as the exchange rates as at September 30, 2012,

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June 30, 2012 and December 31, 2011, between the most common currencies in which the Company conducts business and the Cdn. dollar.

	Average Exchange Rates Three Months Ended September 30,				Average Exchange Rates Nine Months Ended September 30,
	2012	2011	Change		2012	2011	Change
1 U.S. dollar equals Cdn. dollars	0.995	0.980	2%		1.002	0.978	2%
1 euro equals Cdn. dollars	1.245	1.384	(10%	)	1.285	1.375	(7%	)

	Exchange Rates as at
	September 30, 2012	June 30, 2012	December 31, 2011	Change from June 30, 2012		Change from December 31, 2011
1 U.S. dollar equals Cdn. dollars	0.984	1.019	1.017	(3%	)	(3%	)
1 euro equals Cdn. dollars	1.265	1.291	1.319	(2%	)	(4%	)

The results of operations and financial position of all United States and most European operations are translated into Cdn. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

RENTAL PORTFOLIO

Annualized Lease Payments

Annualized lease payments represent the total annual rent of the Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting period (see "REAL ESTATE BUSINESS — FOREIGN CURRENCIES"). The Company's annualized lease payments as at September 30, 2012, including the change from June 30, 2012 or December 31, 2011, are as follows:

	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012
Annualized lease payments, beginning of period	$184.1	$182.8
Contractual rent adjustments	0.2	1.9
Completed projects on-stream	0.2	1.4
Disposals	(0.3)	(0.3)
Renewals and re-leasing of income-producing properties	—	(0.1)
Effect of changes in foreign currency exchange rates	(3.1)	(4.6)

Annualized lease payments, as at September 30, 2012	$181.1	$181.1

During the third quarter of 2012, annualized lease payments decreased by $3.0 million from $184.1 million at June 30, 2012 to $181.1 million at September 30, 2012. The weakening of the U.S. dollar and the euro against the Cdn. dollar reduced annualized lease payments by $3.1 million. The disposal of a 0.1 million square foot income-producing property in the United States reduced annualized lease payments by $0.3 million.

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Contractual rent adjustments increased annualized lease payments by $0.2 million, primarily due to Consumer Price Index ("CPI") based increases on properties representing 1.5 million square feet of leaseable area in Austria, Germany and the United Kingdom. The completion of an expansion project in Austria during the third quarter of 2012 increased annualized lease payments by $0.2 million.

On a year to date basis, annualized lease payments decreased by $1.7 million from $182.8 million at December 31, 2011 to $181.1 million at September 30, 2012. The weakening of the U.S. dollar and the euro against the Cdn. dollar reduced annualized lease payments by $4.6 million. Annualized lease payments were also negatively impacted by $0.3 million due to the previously noted disposal of the income-producing property in the United States and by $0.1 million due to lease renewals to two Magna tenants representing 0.1 million square feet of leaseable area. Contractual rent adjustments increased annualized lease payments by $1.9 million; including $1.4 million from CPI based contractual adjustments on properties representing 8.9 million square feet of leaseable area in Canada, the United States, Mexico, Austria, Germany and the United Kingdom, and $0.5 million from fixed contractual adjustments on properties representing 0.6 million square feet of leaseable area. Completed projects, related to expansion and improvement projects in Austria, Germany, the Czech Republic and Canada, increased annual lease payments by $1.4 million.

The annualized lease payments by currency at September 30, 2012 and December 31, 2011 were as follows:

	September 30, 2012		December 31, 2011
Euro	$72.9	41%	$74.6	41%
Canadian dollar	62.3	34	61.6	34
U.S. dollar	44.0	24	44.9	24
Other	1.9	1	1.7	1

	$181.1	100%	$182.8	100%

Lease Expiration

The following table sets out lease expiries, by square footage, for our portfolio at September 30, 2012.

(in thousands)	Vacant	2012	2013	2014	2015	2016	2017	2018 & Beyond	Total
Canada	392	433	1,191	—	586	368	3,308	1,689	7,967
U.S.	—	402	849	—	63	—	599	3,460	5,373
Mexico	143	—	714	—	68	—	1,097	382	2,404
Austria	—	—	447	—	81	299	5,702	1,508	8,037
Germany	—	—	1,835	—	—	29	—	1,450	3,314
Other	—	—	90	75	—	283	33	254	735

Total	535	835	5,126	75	798	979	10,739	8,743	27,830

Real Estate Properties

The Company's real estate assets are comprised of income-producing properties and properties under development. The net book values of the real estate assets are as follows:

	September 30, 2012	December 31, 2011
Income-producing real estate properties, net	$1,101.8	$1,152.2
Properties under development	18.0	2.6

Real estate properties, net	$1,119.8	$1,154.8

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Income-Producing Properties:

At September 30, 2012, the Company had 104 income-producing properties, representing approximately 28 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and leased primarily by Magna to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of the Company's income-producing properties, including the head offices of Magna in Canada and Austria. The book value of the income-producing portfolio by country as at September 30, 2012 was as follows:

	Book Value	Percent of Total
Canada	$400.4	36%
Austria	286.5	26
U.S.	201.3	18
Germany	116.9	11
Mexico	62.9	6
Other countries	33.8	3

	$1,101.8	100%

During the third quarter of 2012, the Company disposed of a 0.1 million square foot income-producing property for net proceeds of $1.2 million and recorded a nominal loss on disposal.

Properties Under Development:

At September 30, 2012, the Company had seven expansion and improvement projects in progress with the Magna group (four in Canada and three in the United States) and the pending completion of an improvement project to a 0.3 million square foot facility with a non-Magna tenant in Canada. The total projected cost of these expansion or improvement projects is approximately $34.4 million, of which $18.0 million was spent at September 30, 2012, with the remainder expected to be funded from cash from operations.

BUSINESS AND OPERATIONS OF MAGNA, OUR PRINCIPAL TENANT

Magna is the tenant at 89 of the Company's income-producing properties. Magna is one of the world's most diversified global automotive suppliers. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

The terms of the Company's lease arrangements with Magna generally provide for the following:

•
leases on a net basis, under which tenants are contractually obligated to pay directly or reimburse the Company for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
in many cases, tenant's right of first refusal on sale of property.

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Magna And The Automotive Industry

Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers and the relative amount of content Magna has in the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect Magna's success, including such things as relative currency values, commodity prices, price reduction pressures from Magna's customers, the financial condition of Magna's supply base and competition from manufacturers with operations in low cost countries, are discussed in our AIF and Annual Report on Form 40-F, each in respect of the year ended December 31, 2011.

These factors and the challenging environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Granite management expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may not renew leases for facilities currently under lease at the end of their expiries.

For the 2012 fiscal year there were seven leases expiring representing 0.7 million of square feet and annual lease payments of $3.5 million or 1.9% of Granite's annualized lease payments at December 31, 2011. To date, all but one of the 2012 leases have been renewed, four of them prior to the quarter end, and with a weighted average lease term of 4.4 years, representing 0.7 million square feet and annual lease payments of $2.6 million. Four leases relating to 2013 expiries were also renewed in the period, representing 0.7 million square feet and annual lease payments of $2.3 million. In addition, during the fiscal 2012 year, the lease expiries on three properties occupied by Magna were extended in conjunction with expansion projects undertaken at these properties. The weighted average lease term of these lease extensions is 12.1 years at September 30, 2012.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012

Highlights

	Three Months Ended September 30,
(in millions, except per share information)	2012	2011	Change
Rental revenue	$44.7	$45.5	(2%	)
Income before income taxes	22.0	18.1	22%
Income from continuing operations and net income	18.9	15.3	24%
Funds from Operations ("FFO")	29.4	25.9	14%
Diluted FFO per share	$0.63	$0.55	15%

Granite Real Estate Inc.      2012    11

Rental Revenue

Rental revenue for the three month period ended September 30, 2012 decreased $0.8 million to $44.7 million from $45.5 million in the prior year period. The change in rental revenues is discussed below:

Rental revenue, three months ended September 30, 2011	$45.5
Contractual rent adjustments	0.5
Completed projects on-stream	0.8
Renewals and re-leasing of income-producing properties	0.1
Effect of changes in foreign currency exchange rates	(1.8)
Other, including straight-line adjustments of rental revenue	(0.4)

Rental revenue, three months ended September 30, 2012	$44.7

The $0.5 million increase in revenue from contractual rent adjustments includes (i) $0.3 million from annual CPI based increases implemented in 2012 on properties representing 6.4 million square feet of leaseable area, (ii) $0.1 million from cumulative CPI based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2011 and 2012 on properties representing 2.8 million square feet of leaseable area and (iii) $0.1 million from fixed contract adjustments on properties representing 0.6 million square feet of leaseable area.

Completed projects on-stream contributed $0.8 million to rental revenue for the three month period ended September 30, 2012: (i) $0.5 million from the completion of nine Magna expansion or improvement projects in Austria, Germany, Mexico and the United States in 2011, which added a combined 0.4 million square feet of leaseable area, and (ii) $0.3 million from the completion of four Magna expansion or improvement projects in Austria, the Czech Republic, Germany and Canada in 2012, which added 0.1 million square feet of leaseable area.

Renewals and re-leasing had a $0.1 million positive impact on revenues compared to the prior year period. This increase was primarily due to a lease on a 0.3 million square foot facility, previously vacant, to a non-Magna tenant in June 2011. Revenue for this property was lower in the third quarter of 2011 as the tenant improvements which gave rise to additional revenues in 2012 were not yet completed.

Foreign exchange had a net $1.8 million negative impact on reported rental revenues. Our euro dominated rents declined by $2.0 million as the average foreign exchange rate applied to these rents weakened against the Cdn. dollar as compared to the prior year period. This was partially offset by a $0.2 million increase in rental revenues due to the average foreign exchange rate applied to our U.S. dollar rents strengthening against the Cdn. dollar compared to the prior year period.

Property Operating Costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $0.8 million for the three month period ended September 30, 2012 in comparison to $0.9 million in the prior year period. The $0.1 million decrease was primarily due to a $0.3 million decrease in consulting costs associated with the review of income-producing properties that the Company undertakes from time to time and a $0.1 million decrease in repairs and maintenance costs not recoverable from tenants. These decreases were partially offset by $0.3 million in appraisal, environmental and valuation costs associated with our income-producing properties. As part of the process of preparing for the REIT Conversion and transition to IFRS, the Company has undertaken to appraise and fair value all properties during 2012.

General and Administrative Expenses

General and administrative expenses decreased by $4.5 million to $7.8 million in the third quarter of 2012 from $12.3 million in the prior year period. General and administrative expenses for the three month period ended September 30, 2012 include $2.6 million of advisory costs relating to the planned REIT Conversion. General and administrative expenses for the three month period ended September 30, 2011 include $5.4 million of

12    Granite Real Estate Inc.      2012

employee termination expense, $1.1 million of legal, advisory and other costs pertaining to the strategic review process and $0.9 million of costs related to the Arrangement (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement). Excluding the employee termination expense, advisory and other costs mentioned above, general and administrative expenses increased by $0.3 million primarily due to compensation expense.

Depreciation and Amortization Expense

Depreciation and amortization expense was $10.5 million in the three month period ended September 30, 2012 compared to $10.7 million in the prior year period. The impact of foreign exchange was partially offset by additional depreciation charges related to expansion and improvement projects that were completed in 2011.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs was $3.8 million in the three month period ended September 30, 2012 compared to $3.9 million in the prior year period. The $0.1 million decrease in interest expense was due to a $0.3 million reduction in interest expense related to short-term borrowings under the unsecured revolving credit facility, partially offset by lower capitalized interest of $0.1 million and lower interest income of $0.1 million in 2012.

Foreign Exchange Gains, Net

The Company recognized net foreign exchange gains of $0.3 million in the three month period ended September 30, 2012 compared to $0.4 million in the prior year period. The drivers of foreign exchange gains and losses are primarily the re-measurement of certain assets and liabilities of Granite and its subsidiaries that are denominated in a functional currency that is different from the entity's reporting currency for accounting purposes. The foreign exchange net gain in the third quarter of 2012 includes a $0.6 million net gain on derivative financial instruments such as foreign exchange forward contracts (see note 15(a) in the unaudited interim consolidated financial statements for the three month period ended September 30, 2012).

Income Tax Expense

Income tax expense for the third quarter of 2012 was $3.0 million, representing an effective tax rate of 13.9% compared to $2.9 million in the prior year period, representing a tax rate of 15.8%. The effective tax rate is lower in the third quarter of 2012 largely due to the favourable tax treatment of the U.S. income-producing property disposed of in the quarter. Other changes in the effective tax rate are primarily due to a reduction in non-deductible expenses, changes in the mix of income earned in the various countries in which the Company operates and changes in the Company's position with respect to unrecorded tax benefits.

Income From Continuing Operations and Net Income

Income from continuing operations and net income was $18.9 million in the three month period ended September 30, 2012 in comparison to $15.3 million in the prior year period. The increase of $3.6 million was primarily due to a reduction of general and administrative expenses of $4.5 million and lower depreciation and amortization expense of $0.2 million, partially offset by a decrease in rental revenue of $0.8 million, higher income tax expense of $0.1 million and lower gains on the disposal of real estate of $0.1 million.

Granite Real Estate Inc.      2012    13

Funds From Operations

	Three Months Ended September 30,
(in thousands, except per share information)	2012	2011	Change
Income from continuing operations and net income	$18,919	$15,277	24%
Add back depreciation and amortization	10,506	10,716	(2%	)
Add back (deduct) loss (gain) on disposal of real estate	21	(91)	(123%	)

Funds from Operations ("FFO")	$29,446	$25,902	14%

Basic and diluted FFO per share	$0.63	$0.55	15%

Basic number of shares outstanding	46,824	46,843

Diluted number of shares outstanding	46,846	46,862

The Company determines FFO using the definition prescribed in the U.S. by the National Association of Real Estate Investment Trusts ("NAREIT"). Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and any asset impairments are included in the calculation of FFO and discontinued operations are excluded from the calculation of FFO. FFO and basic and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

The $3.5 million increase in FFO compared to the prior year period is primarily due to higher income from continuing operations of $3.6 million (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012").

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 — CONTINUING OPERATIONS

The results of operations of the Business for the nine month periods ended September 30, 2012 and 2011, as discussed in this MD&A, from continuing operations include those from the income-producing property portfolio.

Highlights

	Nine Months Ended September 30,
(in millions, except per share information)	2012	2011	Change
Rental revenue	$135.8	$134.6	1%
Income before income taxes	68.7	49.1	40%
Income from continuing operations	56.2	54.3	3%
Funds from Operations ("FFO")	88.2	86.0	3%
Diluted FFO per share	$1.88	$1.83	3%

(in millions, except number of properties)	September 30, 2012	December 31, 2011	Change
Number of income-producing properties	104	105	(1%	)
Leaseable area (sq. ft.)	27.8	27.9	—
Annualized lease payments ("ALP")	$181.1	$182.8	(1%	)
Income-producing properties, at cost ("IPP")	$1,609.1	$1,643.8	(2%	)
ALP as percentage of IPP	11.3%	11.1%	2%

14    Granite Real Estate Inc.      2012

Rental Revenue

Rental revenue for the nine month period ended September 30, 2012 increased $1.2 million to $135.8 million from $134.6 million in the prior year period. The change in rental revenue is discussed below:

Rental revenue, nine months ended September 30, 2011	$134.6
Contractual rent adjustments	1.5
Completed projects on-stream	2.9
Renewals and re-leasing of income-producing properties	0.7
Effect of changes in foreign currency exchange rates	(3.0)
Other, including straight-line adjustments of rental revenue	(0.9)

Rental revenue, nine months ended September 30, 2012	$135.8

The $1.5 million increase in revenue from contractual rent adjustments includes (i) $0.9 million from annual CPI based increases implemented in 2012 on properties representing 6.4 million square feet of leaseable area, (ii) $0.3 million from cumulative CPI based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2011 and 2012 on properties representing 3.9 million square feet of leaseable area and (iii) $0.3 million from fixed contract adjustments on properties representing 0.6 million square feet of leaseable area.

Completed projects on-stream contributed $2.9 million to rental revenue for the nine month period ended September 30, 2012: (i) $2.3 million from the completion of 12 Magna expansion or improvement projects in Austria, Germany, Mexico and the United States in 2011, which added a combined 0.4 million square feet of leaseable area, and (ii) $0.6 million from the completion of four Magna expansion or improvement projects in Austria, the Czech Republic, Germany and Canada in 2012, which added 0.1 million square feet of leaseable area.

Renewals and re-leasing had a $0.7 million positive impact on revenues compared to the prior year period. This increase was primarily due to the commencement of a lease on a 0.3 million square foot facility, previously vacant, to a non-Magna tenant in June 2011.

Foreign exchange had a net $3.0 million negative impact on reported rental revenue. Revenue declined by $3.8 million as the average foreign exchange rate applied to our euro denominated rents weakened against the Cdn. dollar as compared to the prior year period. This decrease was partially offset by a $0.8 million increase in U.S. dollar rents as the average foreign exchange rate applied to these rents strengthened against the Cdn. dollar compared to the prior year period.

Property Operating Costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $3.3 million for the nine month period ended September 30, 2012 in comparison to $2.5 million in the prior year period. The $0.8 million increase in property operating costs was primarily due to a $1.4 million increase in appraisal, environmental and valuation costs associated with our income-producing properties. As part of the process of preparing for the REIT Conversion and transition to IFRS, the Company has undertaken to appraise and fair value all properties during 2012. This increase was partially offset by a $0.5 million reduction in repairs and maintenance expenses primarily related to costs incurred on a vacant property in the second quarter of 2011 in conjunction with the re-leasing of the property to a non-Magna tenant in June 2011 and a decrease in repairs and maintenance costs not recoverable from tenants.

General and Administrative Expenses

General and administrative expenses decreased by $16.2 million to $20.6 million in the nine months ended September 30, 2012 from $36.8 million in the prior year period. General and administrative expenses for the nine month period ended September 30, 2012 include $4.1 million of advisory costs relating to the planned REIT Conversion and $0.3 million of employee termination costs. General and administrative expenses for the

Granite Real Estate Inc.      2012    15

nine month period ended September 30, 2011 include $9.1 million of advisory and other related costs primarily incurred in connection with the Arrangement (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement") and the settlement of an outstanding legal proceeding and, as previously noted, $5.4 million in employee termination costs and $1.1 million of legal, advisory and other costs related to the strategic plan. Excluding the advisory and other costs mentioned above, general and administrative expenses decreased by $5.0 million primarily due to (i) reduced insurance expense of $2.7 million primarily related to reduced premiums associated with the Company's Directors' and Officers' liability insurance, and (ii) decreased compensation of $2.4 million primarily due to payments made to former executives of the Company and higher director fees in the prior year period related to the Arrangement (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement").

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $0.3 million to $32.0 million in the nine month period ended September 30, 2012 compared to $31.7 million in the prior year period primarily due to additional depreciation charges related to various expansion and improvement projects that were completed in 2011, partially offset by the impact of foreign exchange.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs was $11.8 million in the nine month period ended September 30, 2012 compared to $11.7 million in the prior year period. The $0.1 million increase in interest expense was due to lower capitalized interest of $0.6 million partially offset by a net $0.5 million reduction in interest expense related to short-term borrowings under the unsecured senior revolving credit facility.

Foreign Exchange Losses (Gains), Net

The Company recognized net foreign exchange gains of $0.6 million in the nine month period ended September 30, 2012 compared to a $0.1 million loss in the prior year period. The drivers of foreign exchange gains or losses are primarily the re-measurement of certain assets and liabilities of Granite and its subsidiaries that are denominated in a functional currency that is different from the entity's reporting currency for accounting purposes. The net foreign exchange gain for the nine months ended September 30, 2012 includes a net gain of $1.0 million on derivative financial instruments such as foreign exchange forward contracts (see note 15(a) in the unaudited interim consolidated financial statements for the nine month period ended September 30, 2012).

Write-down of Long-lived Asset

During the nine months ended September 30, 2011 the Business recorded a $2.7 million write-down of an income-producing commercial office building. The write-down represents the excess of the carrying value of the asset over the estimated fair value. Fair value was determined based on the present value of the estimated future cash flows from the leased property.

Income Tax Expense (Recovery)

Income tax expense for the nine month period ended September 30, 2012 was $12.5 million compared to an income tax recovery of $5.2 million in the prior year period. The primary reason for the change is a result of the reversal in 2011 of the $12.9 million tax liability recorded in 2010 on an amalgamation that was set aside and cancelled by the Ontario Superior Court of Justice. Excluding the reversal of the liability relating to the internal amalgamation expense, the income tax expense for the nine months ended September 30, 2011 was $7.7 million representing an effective tax rate of 15.7% as compared to 18.2% in the current year period. Other factors influencing the current nine month period effective tax rate include: the favourable tax treatment of the U.S. income-producing property disposed of in the current quarter; a reduction in non-deductible expenses; changes in the Company's position with respect to unrecorded tax benefits; and the $0.8 million future tax expense related to the revaluation of Canadian future tax liabilities recognized and reported in the second

16    Granite Real Estate Inc.      2012

quarter of 2012. The latter was related to a statutory increase in the Canadian income tax rate of 0.25% due to an enacted change to freeze the previously legislated Ontario tax rate reduction.

Income From Continuing Operations

Income from continuing operations was $56.2 million in the nine month period ended September 30, 2012 in comparison to $54.3 million in the prior year period. Excluding the recovery of income tax of $12.9 million noted above, income from continuing operations increased by $14.8 million primarily due to an increase in rental revenue of $1.2 million, a reduction in general and administrative expenses of $16.2 million, an increase in foreign exchange gains of $0.7 million and the decrease in the write-down of a long-lived asset of $2.7 million. These increases were partially offset by higher property operating costs of $0.8 million as well as depreciation and amortization expense of $0.3 million and an increase in income tax expense of $4.8 million, excluding the income tax recovery noted above.

Funds From Operations

	Nine Months Ended September 30,
(in thousands, except per share information)	2012	2011	Change
Income from continuing operations	$56,189	$54,328	3%
Add back depreciation and amortization	32,016	31,739	1%
Add back (deduct) loss (gain) on disposal of real estate	21	(91)	(123%	)

Funds from Operations ("FFO")	$88,226	$85,976	3%

Basic and diluted FFO per share	$1.88	$1.83	3%

Basic number of shares outstanding	46,863	46,894

Diluted number of shares outstanding	46,883	46,996

As noted above, the Company determines FFO using the definition prescribed in the U.S. by NAREIT.

The $2.2 million increase in FFO compared to the prior year period is primarily due to increased income from continuing operations of $1.9 million (see "RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 — Income From Continuing Operations") and the increased add back of depreciation and amortization expense of $0.3 million.

LIQUIDITY AND CAPITAL RESOURCES — CONTINUING OPERATIONS

The Company generated cash flows from operations of $26.7 million and $91.8 million in the three and nine month periods ended September 30, 2012, respectively. At September 30, 2012, the Company had cash and cash equivalents of $53.7 million and shareholders' equity of $865.3 million.

Cash Flows

Operating Activities

The Company generated cash from operations before changes in non-cash working capital balances of $30.5 million in the third quarter of 2012 compared to $27.3 million in the prior year period. The $3.2 million increase is primarily due to the increase in income from continuing operations of $3.6 million (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012") partially offset by a decrease in items not involving cash flows of $0.4 million. The change in non-cash working capital balances used cash of $3.9 million in the third quarter of 2012. This was largely due to a $6.6 million decrease in income taxes payable, a decrease in deferred revenue of $1.9 million, an increase in prepaid expenses and other of $0.6 million and an increase in both accounts receivable and restricted cash of $0.5 million partially offset by an increase in accounts payable and accruals of $6.2 million. In the third quarter of 2011, the change in non-cash working capital balances used cash of $5.0 million primarily due to a $3.4 million decrease in

Granite Real Estate Inc.      2012    17

income taxes payable, a $3.3 million decrease in accounts payable and accruals, partially offset by a $1.7 million decrease in accounts receivable.

In the nine month period ended September 30, 2012, the Company generated cash from operations before changes in non-cash working capital balances of $91.5 million compared to $89.5 million in the prior year period. The $2.0 million increase is primarily due to a $1.9 million increase in income from continuing operations (see "RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 — Income From Continuing Operations") and a $0.1 million increase in items not involving cash flows. The change in non-cash working capital balances in the nine months ended September 30, 2012 provided cash of $0.2 million primarily due to a $7.7 million increase in accounts payable and accruals and a $4.1 million decrease in accounts receivable. These increases in cash were partially offset by a $9.9 million decrease in income taxes payable, a $0.8 million decrease in deferred revenue and the $0.5 million increase in restricted cash. For the nine month period ended September 30, 2011, the change in non-cash working capital balances provided cash of $0.4 million due to a $8.0 million increase in deferred revenue, a $5.1 million decrease in prepaid expenses and other partially offset by a $5.1 million decrease in income taxes payable, a $3.8 million increase in accounts receivable and a $3.8 million decrease in accounts payable and accruals.

Investing Activities

Cash used in investing activities for the three and nine month periods ended September 30, 2012 was $8.3 million and $20.4 million, respectively, which was primarily a result of cash payments for capital expenditures. Capital expenditures on real estate properties and fixed assets for the third quarter of 2012 were $8.9 million and $0.6 million respectively. For the nine months ended September 30, 2012, capital expenditures on real estate properties and fixed assets were $22.6 million and $1.7 million respectively. For the three and nine month periods ended September 30, 2012, the use of cash was partially offset by $1.2 million in proceeds received on the disposition of an income-producing property. For the nine month period ended September 30, 2012, net cash used in investing activities was also positively impacted by the receipt of a $2.5 million instalment payment for the Lone Star note receivable. In the three and nine month periods ended September 30, 2011, cash used in investing activities of $11.0 million and $37.1 million, respectively, was almost entirely related to cash payments for capital expenditures on real estate properties. The decrease in capital expenditures on real estate properties compared to the prior year period is primarily due to the number and timing of the investment in the expansion or improvement projects.

Financing Activities

Cash used in financing activities for the three month period ended September 30, 2012 was $23.4 million of dividend payments. Cash used in financing activities for the nine month period ended September 30, 2012 was $72.6 million which included $70.4 million of dividend payments, $2.7 million related to the repurchase of common shares and $0.4 million in financing costs paid in respect to the credit facility that was entered into in February 2012, partially offset by $1.0 million in proceeds received on the issuance of shares from the exercise of stock options. Cash used in financing activities for the third quarter of 2011 of $29.7 million included $25.0 million of net repayments of bank indebtedness under the unsecured senior revolving credit facility and $4.7 million of dividend payments. For the nine month period ended September 30, 2011, cash used in financing activities of $22.4 million included $13.0 million of net repayments of bank indebtedness under the unsecured senior revolving credit facility, $13.8 million of dividend payments and a $2.2 million payment related to a mortgage on an income-producing property which matured in January 2011, partially offset by $6.7 million received from the exercise of stock options.

Bank and Debenture Financing

On February 7, 2012, the Company entered into an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 7, 2014. However, the Company has the option to request an extension of the maturity date by one year to February 7, 2015. The Granite Credit Facility provides the Company with the ability to increase the amount of the commitment by an additional aggregate principal

18    Granite Real Estate Inc.      2012

amount of up to $25.0 million with the consent of the participating lenders. There were no borrowings under this facility in the nine month period ended September 30, 2012.

Interest on drawn amounts will be calculated based on an applicable margin determined by the Company's external credit rating. Based on Granite's current credit rating, the Company would be subject to interest rate margins of up to 1.75% depending on the currency and form of advance.

In December 2004, Granite issued $265.0 million of 6.05% senior unsecured debentures (the "Debentures"), which are due December 22, 2016, at a price of $995.70 per $1,000.00 of principal amount. The Debentures rank equally with all of Granite's existing and future unsecured indebtedness. At September 30, 2012, all of the Debentures remained outstanding. The total outstanding at September 30, 2012 was $263.5 million.

At September 30, 2012, the Company's debt to total capitalization ratio was 23%. Management believes that the Company's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At September 30, 2012, the Company was in compliance with its debt agreements and related covenants.

Credit Ratings

On October 11, 2011, DBRS confirmed the BBB rating on the Company's senior unsecured debentures with a stable trend and on November 21, 2011, Moody's Investors Service announced that it had upgraded Granite's senior unsecured debenture ratings to Baa3, from Ba1 with a stable outlook.

ARRANGEMENT TRANSFERRED ASSETS & BUSINESS (INCLUDED IN DISCONTINUED OPERATIONS)

On June 30, 2011, the Company completed the Arrangement whereby the Arrangement Transferred Assets & Business were transferred to the Stronach Shareholder in consideration for the cancellation of the Company's dual class share structure through which the Stronach Shareholder controlled the Company. As a result of the Arrangement, the financial position and results of operations of the Racing & Gaming Business, as well as those related to lands held for development, a property located in the United States and an income-producing property located in Canada, have been presented as discontinued operations. For the three and nine month periods ended September 30, 2012, and for the three month period ended September 30, 2011, the Company's results of operations were not impacted by the Arrangement Transferred Assets & Business as they were transferred to the Stronach Shareholder effective June 30, 2011.

SIGNIFICANT MATTERS

Plan of Arrangement

On June 30, 2011, the Company completed the Arrangement under the Business Corporations Act (Ontario) which eliminated the Company's dual class share capital structure through which the Stronach Shareholder controlled the Company. Definitive agreements with respect to the Arrangement were entered into by the Company on January 31, 2011. The Arrangement was approved on March 29, 2011 by 98.08% of the votes cast by shareholders at the annual general and special meeting and on March 31, 2011, the Ontario Superior Court of Justice issued a final order approving the Arrangement. The Arrangement eliminated the Company's dual class capital structure through:

  i)
  the purchase for cancellation of 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of the Company's Racing & Gaming Business including U.S. $20 million of working capital at January 1, 2011, substantially all of the Company's lands held for development and associated assets and liabilities (the Company was granted an option to purchase at fair value certain of these development lands if needed to expand the Company's income-producing properties), a property located in the United States, an income-producing property located in Canada and cash in the amount of U.S. $8.5 million. In addition, the Stronach

Granite Real Estate Inc.      2012    19

    Shareholder received a 50% interest in the note receivable and cash proceeds from the sale of Lone Star LP, a 50% interest in future payments, if any, under a holdback agreement relating to Magna Entertainment Corp.'s ("MEC's") prior sale of The Meadows racetrack and a second right of refusal (behind Magna's first right of refusal) in respect of certain properties owned by the Company and leased to Magna in Oberwaltersdorf, Austria and Aurora, Canada; and

  ii)
  the purchase for cancellation by the Company of each of the other 183,999 Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share, which following cancellation of the Class B Shares and together with the then outstanding Class A Subordinate Voting Shares were renamed Common Shares.

The Maryland Jockey Club Complaint

On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, the Company, certain subsidiary entities and joint ventures, including The Maryland Jockey Club and certain of its subsidiaries (collectively, the "MJC Entities"), as well as the Company's former Chairman and Chief Executive Officer, Mr. Frank Stronach, in the Circuit Court for Baltimore City in Baltimore, Maryland. The claims asserted in the Plaintiffs' complaint against the Company, the MJC Entities and Mr. Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to one of the Plaintiffs to conduct alternative gaming at the Arundel Mills Mall. The Complaint asserts a number of claims against all the defendants including, among other allegations, that the Company and Mr. Stronach, along with a number of other defendants, engaged in actions to defame the Plaintiffs by distributing allegedly false information concerning the Plaintiffs and their operations of a gaming facility in Indiana, Indianapolis Downs, LLC operating as Indiana Live. The specific claims asserted against the Company, the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light invasion of privacy and defamation. The Complaint seeks an award of damages against all defendants in the amount of U.S. $300 million in compensatory damages and U.S. $300 million in punitive damages. On March 25, 2011, a number of defendants, including the MJC Entities and the Company, filed a motion in the Circuit Court for Baltimore City, seeking to have the action transferred to the Circuit Court for Anne Arundel County. On April 29, 2011, the Indiana-based defendants named in the Complaint filed a notice to remove the Plaintiffs' claims relating to the Indiana defendants to the U.S. District Court for the District of Maryland. The Plaintiffs have sought to remand these claims to the Circuit Court for Baltimore City. The entire matter, in both the state and federal courts, was stayed by the United States Bankruptcy Court for the District of Delaware until it determined whether the claims were impacted by the bankruptcy of Indianapolis Downs, LLC. On September 6, 2011, the United States Bankruptcy Court for the District of Delaware entered an order denying the injunction motion and lifting the stay effective September 26, 2011. However, the federal court removal action remains pending as the Indiana defendants (not the Company) are opposing remand of that action. The federal court heard the motion for remand on November 21, 2011 and has not yet issued a ruling on this matter. The state court motions to transfer venue to the Circuit Court for Anne Arundel County remain before the Circuit Court for Baltimore City. All activities before the Circuit Court for Baltimore City, including the motions to transfer venue to Anne Arundel County, have been stayed pending resolution of the removal action pending in the U.S. District Court for the District of Maryland. On September 26, 2012, the federal court issued an order remanding the federal court action to the Circuit Court for Baltimore City. On October 2, 2012, the parties filed a stipulation with the Circuit Court for Baltimore City proposing a further stay to allow certain defendants to engage plaintiffs in discussions that may potentially streamline the litigation. The stay was granted by the Circuit Court for Baltimore City on October 12, 2012. Under the terms of the Arrangement, the Company received an indemnity from the Stronach Shareholder and certain related parties against all losses suffered by the Company in relation to the Racing & Gaming Business for the period prior to, on and after the effective date of the transfer of June 30, 2011. The Company provided the Stronach Shareholder with the required disclosure notice listing the existing litigation with the Plaintiffs, however, the Company has retained independent counsel to monitor the litigation on its behalf. The Company believes this claim is without merit.

20    Granite Real Estate Inc.      2012

MEC's Chapter 11 Filing and Plan of Reorganization

On March 5, 2009, MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, the Company announced that MEC had filed the Joint Plan of Affiliated Debtors, an agreement amongst the Official Committee of Unsecured Creditors, the Company and MI Developments US Financing Inc. pursuant to the Bankruptcy Code (as amended, the "Plan") and related Disclosure Statement in connection with the MEC Chapter 11 proceedings. The Plan provided, among other things, that the assets of MEC remaining after certain asset sales were to be transferred to the Company, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote International, Inc. and XpressBet, Inc. On March 23, 2010, the Plan was amended to include the transfer of MJC to the Company (together with the assets referred to in the preceding sentence, the "MEC Transferred Assets"). On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

INCOME FROM DISCONTINUED OPERATIONS — NINE MONTHS ENDED SEPTEMBER 30, 2012

	Nine Months Ended September 30,
	2012	2011
Revenues	$—	$262.3
Purses, awards and other	—	148.6
Operating costs	—	80.2
Property operating costs	—	0.9
General and administrative	—	21.8
Depreciation and amortization	—	3.4
Interest income	—	(0.3)
Foreign exchange gains	—	(0.1)
Equity loss	—	2.0

Income before income taxes	—	5.8
Income tax recovery	—	(1.2)

Income from operations	—	7.0
Net gain on disposition of discontinued operations, net of income taxes of $10.5 million	—	87.4

Income from discontinued operations	$—	$94.4

Income from operations for the nine month period ended September 30, 2011 amounts to $7.0 million and is comprised of net income from the Racing & Gaming Business of $9.8 million partially offset by net losses of $2.8 million from lands held for development, a property located in the United States and an income-producing property located in Canada. The Racing & Gaming Business net income included $2.0 million of its proportionate share of losses from joint venture investments. The remainder of the Racing & Gaming Business net income was generally reflective of the seasonality of when the racetracks hold live racing. The net loss of $2.8 million from the lands held for development primarily relates to carrying costs associated with these properties.

Granite Real Estate Inc.      2012    21

NET INCOME

Three months ended September 30, 2012

Net income for the third quarter of 2012 increased by $3.6 million to $18.9 million from $15.3 million in the prior year period. The increase was due to the reasons noted above (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012").

Nine months ended September 30, 2012

Net income for the nine month period ended September 30, 2012 decreased by $92.6 million to $56.2 million from $148.8 million in the prior year period. The decrease was due to the decrease in income from discontinued operations of $94.4 million partially offset by an increase in income from continuing operations of $1.9 million (see "RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 — Income From Continuing Operations").

CONTROLS AND PROCEDURES

During the third quarter of 2012, there were no changes in the internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2011. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements, other than as discussed in this MD&A, refer to notes 7, 15 and 18 to the accompanying unaudited interim consolidated financial statements for the three and nine months ended September 30, 2012.

RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions is detailed in the annual financial statements and MD&A for the year ended December 31, 2011. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. There were no related party transactions in the three and nine month periods ended September 30, 2012.

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 46,832,908 Common Shares outstanding.

DIVIDENDS

In March 2012 the Board of Directors (the "Board") declared a dividend of U.S. $0.50 in respect of the three month period ended December 31, 2011, which was paid on or about April 12, 2012 to shareholders of record at the close of business on March 23, 2012. In May and August 2012, the Board declared a quarterly dividend with respect to the three month periods ended March 31 and June 30, 2012, respectively. The dividends of Cdn. $0.50 per Common Share were paid on or about June 14, 2012 and September 13, 2012, to shareholders of record at the close of business on May 25, 2012 and August 24, 2012, respectively. On November 7, 2012, in respect of the three month period ended September 30, 2012, the Board declared a

22    Granite Real Estate Inc.      2012

Cdn. dollar denominated dividend of $0.50, which will be paid on or about December 13, 2012 to shareholders of record at the close of business on November 23, 2012.

RISKS AND UNCERTAINTIES

Investing in our Common Shares involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF and Annual Report on Form 40-F, each in respect of the year ended December 31, 2011, and remain substantially unchanged in respect of the three and nine month periods ended September 30, 2012.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting standards and developments is detailed in note 1 of the Company's annual consolidated financial statements and MD&A for the year ended December 31, 2011. On a quarterly basis, the Company updates the disclosure for any material changes. In the nine month period ended September 30, 2012, the Company adopted two new accounting standards under U.S. GAAP that did not impact the Company's financial statements. For details of accounting standards adopted by the Company, refer to note 1(d) to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2012.

Change in Reporting Currency

The consolidated financial statements for periods prior to January 1, 2012 were reported using the U.S. dollar. With the change in the reporting currency, all comparative financial information has been recast from U.S. dollars to Cdn. dollars to reflect our consolidated financial statements as if they had been historically reported in Cdn. dollars. The consolidated U.S. dollar balance sheet at December 31, 2011 was translated into the Cdn. dollar reporting currency by translating assets and liabilities at the end-of-period exchange rate and translating equity balances at historical exchange rates. The consolidated statements of income were translated into Cdn. dollars using the weighted average exchange rate for the applicable period. The resulting foreign currency translation adjustment is reported as a component of other comprehensive income (loss) and accumulated other comprehensive loss. The impact of the change in reporting currency on the consolidated statement of income for the three and nine month periods ended September 30, 2011, and the net assets/shareholders' equity as at December 31, 2011 on the Company's balance sheet, is summarized in the tables below:

Three month period ended September 30, 2011 (in millions, except per share information)	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Consolidated statement of income
Rental revenue	$46.4	$(0.9)	$45.5
Income from continuing operations	15.5	(0.2)	15.3
Net income	15.5	(0.2)	15.3
Diluted earnings from continuing operations attributable to each Granite Common or Class B Share	0.33	—	0.33

Granite Real Estate Inc.      2012    23

Nine month period ended September 30, 2011 (in millions, except per share information)	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Consolidated statement of income
Rental revenue	$137.6	$(3.0)	$134.6
Income from continuing operations	55.7	(1.4)	54.3
Net income	152.3	(3.5)	148.8
Diluted earnings from continuing operations attributable to each Granite Common or Class B Share	3.24	(0.07)	3.17

As at December 31, 2011	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Consolidated balance sheet
Common shares	$1,521.1	$598.4	$2,119.5
Contributed surplus	57.6	4.6	62.2
Deficit	(845.8)	(30.6)	(876.4)
Accumulated other comprehensive income (loss)	161.1	(557.2)	(396.1)

Total shareholders' equity	$894.0	$15.2	$909.2

The $598.4 million impact of the change in reporting currency on Common Shares is due to the effect of translating the consolidated balance at the historical exchange rate. The Cdn. dollar has appreciated since the formation of the Company. The resulting impact of translating Common Shares, contributed surplus and deficit at historical rates is recorded in accumulated other comprehensive income (loss).

CRITICAL ACCOUNTING ESTIMATES

Information on critical accounting estimates is detailed in the annual financial statements and MD&A for the year ended December 31, 2011. On a quarterly basis, the Company updates that disclosure for any material changes.

FUTURE CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

IFRS transition

In connection with the REIT Conversion, it is anticipated Granite will adopt IFRS in place of U.S. GAAP reporting standards for interim and annual periods commencing after December 31, 2012. Comparative IFRS information for the previous fiscal year will also be provided.

The Company has commenced the process to transition from U.S. GAAP to IFRS and regular progress reporting to the Company's Audit Committee on the status of the IFRS implementation has begun.

Management has identified certain differences between U.S. GAAP and IFRS that may impact the Company's reported financial results. The main differences identified to date relate to the accounting for investment properties, classification of leases, accounting for income taxes, classification of trust units, financial statement presentation and disclosures, and effects of transitional provisions of IFRS for first time adopters.

Management is in the process of evaluating the potential impact that IFRS and various policy choices available will have on the consolidated financial statements. At this time, the Company cannot quantify the impact that the future adoption of IFRS will have on its financial statements; which will or may be material. Granite also expects the transition to IFRS to impact disclosure controls and procedures, and information and technology systems and processes. The Company is also evaluating the impact of IFRS adoption on its business activities. Additional information will be provided as the IFRS transition process moves forward.

24    Granite Real Estate Inc.      2012

SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

Refer to note 1 of the unaudited interim consolidated financial statements and the 2011 annual financial statements for a description of the accounting policies used in the determination of the financial data.

(in thousands, except per share information)

	Q4'10(1)	Q1'11(1)	Q2'11(1)	Q3'11(1)	Q4'11(1)	Q1'12	Q2'12	Q3'12
Revenue:
Real Estate Business
Rental revenue	$44,148	$44,231	$44,861	$45,485	$46,360	$45,660	$45,455	$44,685

Income (loss) from continuing operations
Real Estate Business(2),(3)	$(1,039)	$12,689	$26,362	$15,277	$3,614	$18,563	$18,707	$18,919

Net income (loss):
Real Estate Business(2),(3)	$(1,039)	$12,689	$26,362	$15,277	$3,614	$18,563	$18,707	$18,919
Discontinued operations(2)	(89,011)	10,765	83,684	—	—	—	—	—

	$(90,050)	$23,454	$110,046	$15,277	$3,614	$18,563	$18,707	$18,919

Basic and diluted earnings (loss) per share from continuing operations	$(0.02)	$0.27	$0.56	$0.33	$0.08	$0.40	$0.40	$0.40

Basic earnings (loss) per share	$(1.93)	$0.50	$2.34	$0.33	$0.08	$0.40	$0.40	$0.40

Diluted earnings (loss) per share	$(1.93)	$0.50	$2.33	$0.33	$0.08	$0.40	$0.40	$0.40

FFO
Real Estate Business(3)	$9,571	$23,136	$36,938	$25,902	$14,576	$29,406	$29,374	$29,446

Diluted FFO per share
Real Estate Business(3)	$0.20	$0.49	$0.78	$0.55	$0.31	$0.63	$0.63	$0.63

Basic shares outstanding	46,708	46,708	47,128	46,843	46,871	46,884	46,880	46,824

Diluted shares outstanding	46,708	46,947	47,165	46,862	46,883	46,906	46,896	46,846

(1)
Quarterly information was previously presented in U.S. dollars (see "SIGNIFICANT MATTERS — Currency Change for Financing Reporting and Dividends").

(2)
As a result of the Arrangement, the results of operations of the Arrangement Transferred Assets & Business have been presented as discontinued operations for all periods presented. The Racing & Gaming Business results of operations are included in the Company's consolidated results of operations subsequent to the effective date of the Plan of April 30, 2010 (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization"). Subsequent to the second quarter of 2011, the Company's results of operations were not impacted by the Arrangement Transferred Assets & Business as they were transferred to the Stronach Shareholder effective June 30, 2011.

(3)
The Real Estate Business' results for 2012 include (i) $0.3 million, $0.8 million and $0.3 million ($0.2 million, $0.7 million and $0.2 million net of income taxes) in the first, second and third quarters respectively, of appraisal, environmental and valuation costs related to income-producing properties, (ii) $0.8 million, $0.7 million and $2.6 million ($0.8 million, $0.7 million and $2.5 million net of income taxes) in the first, second and third quarters respectively, of advisory costs related to the planned REIT Conversion and (iii) $0.3 million ($0.2 million net of income taxes) in the first quarter relating to employee terminations costs.

  The Real Estate Business' results for 2011 include (i) $5.9 million, $2.3 million and $0.9 million ($5.9 million, $1.8 million and $0.7 million net of income taxes) in the first, second and third quarters respectively, of advisory and other costs primarily incurred in connection with the Arrangement (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement") and the settlement of an outstanding legal proceeding, (ii) $2.7 million ($1.7 million net of income taxes) in the second quarter relating to a write-down of an income-producing commercial office building, (iii) $12.9 million in income tax recovery relating to an internal amalgamation completed in 2010 that was set aside and cancelled during the second quarter, (iv) $5.4 million ($3.8 million net of income taxes) and $1.6 million ($1.1 million net of income taxes) in the third and fourth quarters respectively relating to employee termination costs and (v) a write-down of $16.7 million ($13.5 million net of income taxes) relating to two income-producing properties in Austria and Germany in the fourth quarter.

  The Real Estate Business' results for the fourth quarter of 2010 include (i) $ $0.8 million ($0.8 million net of income taxes) of advisory and other costs primarily incurred in connection with the Company's involvement in the Debtors' Chapter 11 process (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization") and (ii) $12.9 million of income tax expense relating to an internal reorganization completed in 2010. The purchase price consideration adjustment of $19.3 million and $2.4 million incurred in the third and fourth quarters of 2010 respectively, partially offset with a $0.7 million purchase price consideration adjustment incurred in the first quarter of 2011 has been retrospectively adjusted to the second quarter of 2010 as certain of the fair values of the MEC Transferred Assets were accounted for

Granite Real Estate Inc.      2012    25

  in accordance with Accounting Standards Codification 805, "Business Combinations". These fair values were preliminary in nature and subject to change in future reporting periods. Such changes in estimates are accounted for on a retrospective basis as at the acquisition date.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. In particular, this MD&A contains forward-looking statements regarding our proposed REIT Conversion and the Company's expectations with respect to the REIT Conversion. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, Granite cautions that the timing or completion of the REIT Conversion cannot be predicted with certainty, and there can be no assurance at this time that all required or desirable approvals and consents to effect the REIT Conversion will be obtained in a timely manner or at all and there can be no assurance that the anticipated reduction in cash income taxes payable following the REIT Conversion will be realized. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect the REIT Conversion; inability of Granite to implement a suitable structure for the REIT Conversion; the inability to obtain all required or desirable consents and approvals for the REIT Conversion; the ability to realize the anticipated reduction in cash income taxes payable following the REIT Conversion and the risks set forth in the "Risk Factors" section in the Company's Annual Information Form for 2011, filed on SEDAR at sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2011, and in the notice of special meeting of shareholders and management information circular/proxy statement in respect of the special meeting of shareholders dated October 11, 2012, and also filed on SEDAR, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

26    Granite Real Estate Inc.      2012

Interim Consolidated
Financial Statements and Notes
 For the period ended September 30, 2012

Consolidated Balance Sheets
(Refer to note 1 — Basis of Presentation)
(Canadian dollars in thousands)
(Unaudited)

As at	September 30, 2012	December 31, 2011
		(previously in US dollars — note1(c))
ASSETS
Non-current assets:
Real estate properties, net (note 2)	$1,119,809	$1,154,780
Deferred rent receivable	11,571	12,704
Future tax assets	1,955	1,292
Note receivable (note 3)	—	2,543
Fixed assets, net	1,734	36
Other assets (note 4)	3,213	3,598

	1,138,282	1,174,953
Current assets:
Current portion of note receivable (note 3)	5,041	5,339
Accounts receivable	2,446	6,557
Income taxes receivable	765	1,012
Prepaid expenses and other	1,351	645
Cash and cash equivalents	53,693	56,908
Restricted cash (note 5)	465	—

Total assets	$1,202,043	$1,245,414

LIABILITIES AND SHAREHOLDERS' EQUITY
Non-current liabilities:
Senior unsecured debentures, net	$263,500	$263,236
Future tax liabilities	30,138	30,224
Deferred revenue	3,170	3,989

	296,808	297,449
Current liabilities:
Deferred revenue	3,599	3,599
Accounts payable and accrued liabilities (note 6)	26,332	14,441
Income taxes payable	10,013	20,685

Total liabilities	336,752	336,174

Shareholders' equity:
Common shares (note 9) (Shares issued — 46,833; December 31, 2011 — 46,871)	2,117,256	2,119,515
Contributed surplus (note 10)	62,883	62,215
Deficit	(890,258)	(876,375)
Accumulated other comprehensive loss (note 11)	(424,590)	(396,115)

Total shareholders' equity	865,291	909,240

Total liabilities and shareholders' equity	$1,202,043	$1,245,414

Commitments and contingencies (notes 7, 18)

See accompanying notes

28    Granite Real Estate Inc.      2012

Consolidated Statements of Income
(Canadian dollars in thousands, except per share figures)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1(c))		(previously in US dollars — note 1(c))
Rental revenue	$44,685	$45,485	$135,800	$134,577

Operating costs, expenses and income
Property operating costs	830	888	3,292	2,475
General and administrative	7,847	12,309	20,578	36,804
Depreciation and amortization	10,506	10,716	32,016	31,739
Interest expense and other financing costs, net	3,838	3,880	11,796	11,695
Foreign exchange losses (gains),net	(319)	(358)	(597)	101
Write-down of long-lived asset	—	—	—	2,735

Operating income	21,983	18,050	68,715	49,028
Gain (loss) on disposal of real estate (note 2)	(21)	91	(21)	91

Income before income taxes	21,962	18,141	68,694	49,119
Income tax expense (recovery) (note 8)	3,043	2,864	12,505	(5,209)

Income from continuing operations	18,919	15,277	56,189	54,328
Income from discontinued operations (note 17)	—	—	—	94,449

Net income	$18,919	$15,277	$56,189	$148,777

Basic and diluted earnings attributable to each Granite Common or Class B Share (note 13)
— continuing operations	$0.40	$0.33	$1.20	$1.16
— discontinued operations	—	—	—	2.01

Total	$0.40	$0.33	$1.20	$3.17

Weighted average number of Common and Class B Shares outstanding during the period (in thousands) (note 13)
— Basic	46,824	46,843	46,863	46,894
— Diluted	46,846	46,862	46,883	46,996

See accompanying notes

Granite Real Estate Inc.      2012    29

Consolidated Statements of Comprehensive Income (Loss)
(Canadian dollars in thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1 (c))		(previously in US dollars — note 1 (c))
Net income	$18,919	$15,277	$56,189	$148,777
Other comprehensive income (loss):
Foreign currency translation adjustment (note 11)	(19,320)	22,512	(28,475)	35,712
Reclassification to net income of foreign currency translation gain of discontinued operations upon deconsolidation (note 11)	—	—	—	(639)
Reclassification to net income of net unrecognized actuarial pension loss of discontinued operations upon deconsolidation (note 11)	—	—	—	119

Comprehensive income (loss)	$(401)	$37,789	$27,714	$183,969

See accompanying notes

 Consolidated Statements of Changes in Deficit
(Canadian dollars in thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1 (c))		(previously in US dollars — note 1 (c))
Deficit, beginning of period	$(885,760)	$(866,859)	$(876,375)	$(310,593)
Net income	18,919	15,277	56,189	148,777
Dividends	(23,417)	(4,634)	(70,072)	(13,770)
Distribution under Plan of Arrangement (notes 1, 17)	—	—	—	(680,630)

Deficit, end of period	$(890,258)	$(856,216)	$(890,258)	$(856,216)

See accompanying notes

30    Granite Real Estate Inc.      2012

Consolidated Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1 (c))		(previously in US dollars — note 1 (c))
OPERATING ACTIVITIES
Income from continuing operations	$18,919	$15,277	$56,189	$54,328
Items not involving current cash flows (note 14(a))	11,627	12,027	35,330	35,221
Changes in non-cash working capital balances (note 14(b))	(3,890)	(5,010)	233	362

Cash provided by operating activities	26,656	22,294	91,752	89,911

INVESTING ACTIVITIES
Real estate property additions	(8,904)	(11,179)	(22,552)	(37,366)
Proceeds from note receivable (note 3)	—	—	2,466	—
Proceeds on disposal of real estate, net (note 2)	1,221	133	1,221	133
Fixed asset additions	(630)	(6)	(1,664)	(16)
Decrease in other assets	39	39	116	116

Cash used in investing activities	(8,274)	(11,013)	(20,413)	(37,133)

FINANCING ACTIVITIES
Dividends paid	(23,417)	(4,659)	(70,406)	(13,804)
Repurchase of common shares	—	—	(2,694)	—
Issuance of shares	—	—	956	6,656
Financing costs paid	—	—	(410)	—
Proceeds from bank indebtedness	—	4,000	—	36,500
Repayment of bank indebtedness	—	(29,000)	—	(49,500)
Repayment of long-term debt	—	—	—	(2,242)

Cash used in financing activities	(23,417)	(29,659)	(72,554)	(22,390)

Effect of exchange rate changes on cash and cash equivalents	(1,214)	2,843	(2,000)	4,278

Net cash flows provided by (used in) continuing operations	(6,249)	(15,535)	(3,215)	34,666

DISCONTINUED OPERATIONS
Cash provided by operating activities	—	—	—	293
Cash used in investing activities	—	—	—	(47,944)

Net cash flows used in discontinued operations	—	—	—	(47,651)

Net decrease in cash and cash equivalents during the period	(6,249)	(15,535)	(3,215)	(12,985)
Cash and cash equivalents, beginning of period	59,942	87,496	56,908	84,946

Cash and cash equivalents, end of period	$53,693	$71,961	$53,693	$71,961

See accompanying notes

Granite Real Estate Inc.      2012    31

Notes to Interim Consolidated Financial Statements
(All amounts in Canadian dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at September 30, 2012 and December 31, 2011 and for the three and nine month periods ended September 30, 2012 and 2011 are unaudited)

1.     SIGNIFICANT ACCOUNTING POLICIES

(a)  Organization, Segmented Information and Basis of Presentation

  Organization

  On June 13, 2012, Granite Real Estate Inc. ("Granite" or the "Company") changed its name from MI Developments Inc. following shareholder approval of the name change at its annual general and special meeting. The Company is the successor to Magna International Inc.'s ("Magna") real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna. The Company was formed as a result of four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario): 1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and the Company. These companies were wholly-owned subsidiaries of Magna and held Magna's real estate division and the controlling interest in Magna Entertainment Corp. ("MEC"). Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one Class A Subordinate Voting Share for every two Class A Subordinate Voting Shares of Magna held and one Class B Share for every two Class B Shares of Magna held. The Company also acquired Magna's controlling interest in MEC as a result of this spin-off transaction.

  On March 5, 2009, MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, the Company announced that MEC had filed the Joint Plan of Affiliated Debtors, an agreement amongst the Official Committee of Unsecured Creditors, the Company and MI Developments US Financing Inc. pursuant to the Bankruptcy Code (as amended, the "Plan") and related Disclosure Statement in connection with the MEC Chapter 11 proceedings. The Plan provided, among other things, that the assets of MEC remaining after certain asset sales were to be transferred to the Company, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote International, Inc. ("AmTote") and XpressBet, Inc. ("XpressBet®"). On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club ("MJC") to the Company (together with the assets referred to in the preceding sentence, the "MEC Transferred Assets"). On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

  On June 30, 2011, the Company completed a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario) which eliminated the Company's dual class share capital structure through which Mr. Frank Stronach and his family controlled the Company (the "Stronach Shareholder"). Definitive agreements with respect to the Arrangement were entered into by the Company on January 31, 2011. The Arrangement was approved on March 29, 2011 by 98.08% of the votes cast by shareholders at the annual general and special meeting and, on March 31, 2011, the Ontario Superior Court of Justice issued a final order approving the Arrangement. The Arrangement eliminated the Company's dual class share capital structure through:

  i)
  the purchase for cancellation of 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of the Company's Racing & Gaming Business including U.S. $20 million of working capital at January 1, 2011, substantially all of the Company's lands held for development and associated assets and liabilities (the Company was granted an option to

32    Granite Real Estate Inc.      2012

    purchase at fair value certain of these development lands if needed to expand the Company's income-producing properties), a property located in the United States, an income-producing property located in Canada and cash in the amount of U.S. $8.5 million. In addition, the Stronach Shareholder received a 50% interest in the note receivable and cash proceeds from the sale of Lone Star LP (note 3), a 50% interest in any future payments under a holdback agreement relating to MEC's prior sale of The Meadows racetrack (note 18(e)) and a second right of refusal (behind Magna's first right of refusal) in respect of certain properties owned by the Company and leased to Magna in Oberwaltersdorf, Austria and Aurora, Canada (the assets and liabilities transferred to the Stronach Shareholder pursuant to the Arrangement are collectively referred to as the "Arrangement Transferred Assets & Business"); and

  ii)
  the purchase for cancellation by the Company of each of the other 183,999 Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share, which following cancellation of the Class B Shares and together with the then outstanding Class A Subordinate Voting Shares were renamed Common Shares.

  Segmented Information

  The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. Subsequent to the effective date of the Plan on April 30, 2010 until the completion of the Arrangement on June 30, 2011, the Company's operations were segmented between the "Real Estate Business" and the "Racing & Gaming Business". The Company's reportable segments were determined based upon the distinct nature of their operations and that each segment offered different services and was managed separately. However, as a result of the Arrangement noted above, the financial position and results of operations of the Arrangement Transferred Assets & Business have been presented as discontinued operations (note 17) and, as such, have been excluded from continuing operations for the nine month period ended September 30, 2011. Accordingly, the Company's single reportable segment pertains to the Real Estate Business' income-producing properties.

  The Company's lands held for development and associated assets and liabilities, a property located in the United States and an income-producing property located in Canada were previously presented in the Real Estate Business segment and have been presented as discontinued operations for the nine month period ended September 30, 2011.

  Real Estate Business

  Granite is a Canadian-based real estate company engaged in the ownership and management of predominantly industrial properties in Canada, the United States, Mexico and Europe. The Company owns and manages approximately 28 million square feet in 104 rental income properties. Our tenant base currently includes operating subsidiaries of Magna International Inc. (together "Magna") as our largest tenants, together with tenants from other industries.

  Racing & Gaming Business

  As a result of the Plan, following the close of business on April 30, 2010, the Company became the owner and operator of horse racetracks and a supplier, via simulcasting, of live horse racing content to the inter-track, off-track and account wagering markets.

  As a result of the Arrangement, the Racing & Gaming Business is included in discontinued operations (note 17). The Racing & Gaming Business owned and operated four thoroughbred racetracks located in the United States, as well as the simulcast wagering venues at these tracks, including: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows; XpressBet®, a United States based national account wagering business; AmTote, a provider of totalisator services to the pari-mutuel industry; and a thoroughbred training centre in Palm Meadows, Florida. The Racing & Gaming Business also included: a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park; a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television

Granite Real Estate Inc.      2012    33

  network focused on horse racing; a 51% interest in Maryland RE & R LLC, a joint venture with real estate and racing operations in Maryland, including Pimlico Race Course, Laurel Park and a thoroughbred training centre and a 49% joint venture interest in Laurel Gaming LLC, a joint venture established to pursue gaming opportunities at the Maryland properties.

  Basis of Presentation

  The accompanying unaudited interim consolidated financial statements include the accounts of Granite and its subsidiaries (references to "Granite" or the "Company" include Granite's subsidiaries). All significant intercompany balances and transactions have been eliminated.

(b)  Consolidated Financial Statements

  The accompanying unaudited interim consolidated financial statements have been prepared in Canadian dollars in conformity with United States generally accepted accounting principles ("U.S. GAAP") and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2011.

  The accompanying unaudited interim consolidated financial statements do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2011.

  The preparation of interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from these estimates. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly the financial position at September 30, 2012 and December 31, 2011, and the results of operations and cash flows for the three and nine month periods ended September 30, 2012 and 2011.

(c)  Change in Reporting Currency

  The consolidated financial statements for periods prior to January 1, 2012 were reported using the U.S. dollar. As a result of the Company's shareholder base becoming increasingly Canadian and the Company's stated intention of becoming a Canadian Real Estate Investment Trust, and to mitigate the impact of foreign exchange fluctuations on the Company's reported results, effective January 1, 2012, the Company's reporting currency was changed to the Canadian dollar. With the change in the reporting currency, all comparative financial information has been recast from U.S. dollars to Canadian dollars to reflect the Company's consolidated financial statements as if they had been historically reported in Canadian dollars. The consolidated U.S. dollar balance sheet at December 31, 2011 was translated into the Canadian dollar reporting currency by translating assets and liabilities at the end-of-period exchange rate and translating equity balances at historical exchange rates. The consolidated statements of income were translated into Canadian dollars using the weighted average exchange rate for the applicable period. The resulting foreign currency translation adjustment is reported as a component of other comprehensive income (loss) and accumulated other comprehensive loss. The impact of the change in reporting currency on the consolidated statement of income for the three and nine month periods ended

34    Granite Real Estate Inc.      2012

  September 30, 2011, and the net assets/shareholders' equity as at December 31, 2011 on the Company's consolidated balance sheet is summarized in the tables below:

Three month period ended September 30, 2011	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Consolidated statement of income
Rental revenue	$46,411	$(926)	$45,485
Income from continuing operations	15,524	(247)	15,277
Net income	15,524	(247)	15,277
Diluted earnings from continuing operations attributable to each Granite Common or Class B Share	0.33	—	0.33

Nine month period ended September 30, 2011	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Consolidated statement of income
Rental revenue	$137,639	$(3,062)	$134,577
Income from continuing operations	55,652	(1,324)	54,328
Net income	152,253	(3,476)	148,777
Diluted earnings from continuing operations attributable to each Granite Common or Class B Share	3.24	(0.07)	3.17

As at December 31, 2011	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Consolidated balance sheet
Common shares	$1,521,093	$598,422	$2,119,515
Contributed surplus	57,636	4,579	62,215
Deficit	(845,770)	(30,605)	(876,375)
Accumulated other comprehensive income (loss)	161,085	(557,200)	(396,115)

Total shareholders' equity	$894,044	$15,196	$909,240

  The $598.4 million impact of the change in reporting currency on Common Shares is due to the effect of translating the consolidated balance at the historical exchange rate. The Canadian dollar has appreciated since the formation of the Company. The resulting impact of translating Common Shares, contributed surplus and deficit at historical exchange rates is recorded in accumulated other comprehensive income (loss).

(d)  Accounting Changes

  Fair Value Measurement

  In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS"). The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The amendments are applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04, effective January 1, 2012, did not have any impact on the Company's consolidated financial statements except for additional disclosure requirements when applicable particularly relating to Level 3 fair value measurements.

Granite Real Estate Inc.      2012    35

  Comprehensive Income

  In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income". ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity, and requires the presentation of components of net income and other comprehensive income either in a single continuous statement or in two separate but consecutive statements. ASU 2011-05 is effective, on a retrospective basis, for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-05, effective January 1, 2012, did not have any impact on the Company's consolidated financial statements.

2.     REAL ESTATE PROPERTIES, NET

Real estate properties consist of:

As at	September 30, 2012	December 31, 2011
		(previously in US dollars — note 1 (c))

Income-producing properties
Land and improvements	$197,953	$202,753
Buildings, parking lots and roadways — cost	1,411,178	1,441,086
Buildings, parking lots and roadways — accumulated depreciation	(507,341)	(491,615)

	1,101,790	1,152,224
Development properties
Properties under development	18,019	2,556

	$1,119,809	$1,154,780

During the third quarter of 2012, the Company disposed of a 138 thousand square foot income-producing property for net proceeds of $1.2 million and recorded a nominal loss on disposal.

3.     NOTE RECEIVABLE

On May 16, 2011, the sale of Lone Star LP was completed and the unsecured creditors of MEC received the first U.S. $20.0 million of the net proceeds from the sale and the Company received U.S. $25.8 million, net of a working capital adjustment and closing costs. The net proceeds received by the Company of U.S. $25.8 million consisted of U.S. $10.8 million in cash, U.S. $0.5 million of which is being held in escrow to cover any potential claims by the purchaser, and a note receivable of U.S. $15.0 million. The note receivable bears interest at 5.0% per annum and is payable in three U.S. $5.0 million instalments plus accrued interest every nine months on February 15, 2012, November 15, 2012 and August 15, 2013. The note receivable is unsecured and has been guaranteed by the parent company of the purchaser. In connection with the Arrangement, the proceeds from the sale of Lone Star LP are shared equally between the Company and the Stronach Shareholder. Payments relating to the note receivable from the sale of Lone Star LP are made to the Stronach Shareholder who remits 50% of those payments to the Company pursuant to the terms of the Arrangement.

On February 21, 2012, the Company received its portion of the first instalment of the note receivable of $2.5 million plus accrued interest of $0.3 million. During the third quarter of 2012, the Company and the Stronach Shareholder agreed to forgive U.S. $250 thousand collectively of the amount being held in escrow as settlement of a claim by the purchaser.

36    Granite Real Estate Inc.      2012

4.     OTHER ASSETS

Other assets consist of:

As at	September 30, 2012	December 31, 2011
		(previously in US dollars — note 1 (c))

Tenant inducements	$1,727	$1,976
Deferred leasing costs	1,074	1,195
Deferred financing costs	274	—
Long-term receivables	138	427

	$3,213	$3,598

5.     RESTRICTED CASH

Restricted cash represents a segregated cash account associated with a construction holdback. These funds will be paid to the contractor upon satisfactory completion of the construction project.

6.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	September 30, 2012	December 31, 2011
		(previously in US dollars — note 1 (c))

Accounts payable	$4,542	$4,538
Accrued salaries and wages	2,738	1,549
Accrued interest payable	4,396	387
Accrued construction payable	7,811	4,233
Accrued director share-based compensation	2,016	986
Other accrued liabilities	4,829	2,748

	$26,332	$14,441

7.     BANK INDEBTEDNESS

On February 7, 2012, the Company entered into an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 7, 2014. However, the Company has the option to request an extension of the maturity date by one year to February 7, 2015. The Granite Credit Facility provides the Company with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $25.0 million with the consent of the participating lenders. No amounts were drawn under this facility in the nine month period ended September 30, 2012.

Interest on drawn amounts will be calculated based on an applicable margin determined by the Company's external credit rating. Based on Granite's current credit rating, the Company would be subject to interest at a rate per annum equal to the base rate (i.e. LIBOR, Canadian prime business rate or Canadian dollar bankers' acceptance rate) depending on the currency the Company borrows in plus an applicable margin of up to 1.75%.

Granite Real Estate Inc.      2012    37

8.     INCOME TAXES

During 2010, an internal amalgamation was undertaken with the unintended result of causing the Company to incur a $12.9 million tax liability which was recorded as a current tax expense during 2010. During the three month period ended June 30, 2011, the Ontario Superior Court of Justice accepted the Company's application to have the amalgamation set aside and cancelled with the result of a current income tax recovery of $12.9 million recorded during the nine month period ended September 30, 2011.

9.     SHARE CAPITAL

Prior to June 30, 2011, the Company had two classes of outstanding share capital: Class A Subordinate Voting Shares and Class B Shares. In accordance with the Arrangement (note 1), on June 30, 2011, the Company's Articles were amended to delete the Class B Shares from the authorized capital of Granite and to make non-substantive consequential changes to its Articles including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares. On June 30, 2011, 363,414 Class B Shares held by the Stronach Shareholder were purchased for cancellation upon the transfer to the Stronach Shareholder of the Arrangement Transferred Assets & Business. The remaining 183,999 Class B Shares were purchased for cancellation in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share which were renamed Common Shares.

Changes in the Company's share capital for the three and nine month periods ended September 30, 2012 are shown in the following table:

	Number (000s)	Stated Value
		(previously in US dollars — note 1 (c))

Shares issued and outstanding, January 1, 2012	46,871	$2,119,515
Issued on exercise of stock options	30	1,143

Shares issued and outstanding, March 31, 2012	46,901	2,120,658
Repurchase of Common Shares for cancellation	(83)	(3,752)

Shares issued and outstanding, June 30, 2012	46,818	2,116,906
Issued on settlement of share units	15	350

Shares issued and outstanding, September 30, 2012	46,833	$2,117,256

On November 25, 2011, the Toronto Stock Exchange ("TSX") accepted the Company's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB") to purchase up to 3,998,589 Common Shares, representing approximately 10% of the public float and 8.5% of the issued and outstanding Common Shares. Pursuant to the NCIB, Granite may purchase Common Shares through the facilities of the TSX, the New York Stock Exchange ("NYSE") and any alternative trading system in Canada. The NCIB will terminate on the earlier of the date on which the maximum purchases allowed have been completed or November 28, 2012. Purchases of Common Shares are made at the market price at the time of purchase and all Common Shares purchased are cancelled. As at September 30, 2012, the Company has repurchased 82,980 Common Shares for cash consideration of $2.7 million. The excess of the weighted average consideration originally received for the Common Shares repurchased over the cash paid of $1.1 million was charged to contributed surplus (note 10).

38    Granite Real Estate Inc.      2012

10.     CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1 (c))		(previously in US dollars — note 1 (c))

Contributed surplus, beginning of period	$63,146	$61,923	$62,215	$63,542
Repurchase of Common Shares (note 9)	—	—	1,058	—
Stock-based compensation	87	100	147	100
Transfer to share capital	(350)	—	(537)	(1,619)

Contributed surplus, end of period	$62,883	$62,023	$62,883	$62,023

11.     ACCUMULATED OTHER COMPREHENSIVE LOSS

Changes in the Company's accumulated other comprehensive loss are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1 (c))		(previously in US dollars — note 1 (c))

Accumulated other comprehensive loss, beginning of period	$(405,270)	$(383,991)	$(396,115)	$(396,671)
Foreign currency translation adjustment(i)	(19,320)	22,512	(28,475)	35,712
Reclassification to net income of foreign currency translation gain of discontinued operations upon deconsolidation(ii)	—	—	—	(639)
Reclassification to net income of net unrecognized actuarial pension loss of discontinued operations upon deconsolidation(ii)	—	—	—	119

Accumulated other comprehensive loss, end of period(iii)	$(424,590)	$(361,479)	$(424,590)	$(361,479)

(i)
The Company incurs unrealized foreign currency translation gains and losses related to its self-sustaining operations having functional currencies other than the Canadian dollar. During the three and nine month periods ended September 30, 2012, the Company reported unrealized currency translation losses primarily due to the weakening of the euro and the U.S. dollar against the Canadian dollar. During the three month period ended September 30, 2011, the Company reported unrealized currency translation gains primarily due to the strengthening of the U.S. dollar against the Canadian dollar, which was partially offset by currency translation losses from the weakening of the euro against the Canadian dollar. During the nine month period ended September 30, 2011, the Company reported unrealized currency translation gains primarily due to the strengthening of the euro and the U.S. dollar against the Canadian dollar.

(ii)
Included in "income from discontinued operations" on the consolidated statements of income for the nine month period ended September 30, 2011 is the reclassification to net income of a $0.6 million foreign

Granite Real Estate Inc.      2012    39

  currency translation gain and a $0.1 million unrecognized actuarial pension loss associated with the Racing & Gaming Business upon deconsolidation.

(iii)
Accumulated other comprehensive loss consists of:

As at	September 30, 2012	December 31, 2011
		(previously in US dollars — note 1 (c))

Foreign currency translation adjustment	$(424,590)	$(396,115)

12.     STOCK-BASED COMPENSATION

On August 29, 2003, the Board of Directors approved the Incentive Stock Option Plan (the "Granite Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the Granite Plan were approved by the Company's shareholders at the May 11, 2007 annual and special meeting, and became effective on June 6, 2007. At September 30, 2012, a maximum of 2.09 million Common Shares are available to be issued under the Granite Plan.

The Company has historically granted stock options to certain directors and officers to purchase Common Shares. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by the Company with each recipient of options. No stock options have been granted since August 2010.

A reconciliation of the changes in stock options outstanding is presented below:

	Nine Months Ended September 30,
	2012		2011
	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price

Stock options outstanding, January 1	235	$31.99	835	$22.66
Exercised	(30)	31.85	—	—

Stock options outstanding, March 31	205	32.01	835	22.66
Exercised	—	—	(465)	14.20
Cancelled	—	—	(10)	31.85

Stock options outstanding and exercisable, June 30 and September 30	205	$32.01	360	$33.33

Effective November 3, 2003, Granite established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional deferred share units ("DSUs") whose value reflects the market price of the Company's Common Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or depreciate with changes in the market price of the Common Shares. The DSP also takes into account any dividends paid on the Common Shares. Effective January 1, 2008, the DSP was amended such that directors were required to receive at least 50% of their Board retainer fees in DSUs. Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP for directors to receive Common Shares in exchange for DSUs.

40    Granite Real Estate Inc.      2012

A reconciliation of the changes in DSUs outstanding is presented below:

	Nine Months Ended September 30,
	2012 (000s)	2011 (000s)
DSUs outstanding, January 1	31	156
Granted	7	1

DSUs outstanding, March 31	38	157
Granted	8	3

DSUs outstanding, June 30	46	160
Granted	7	26
Redeemed	—	(160)

DSUs outstanding, September 30	53	26

During the three month period ended September 30, 2011, following the completion of the Arrangement, 160,137 DSUs were redeemed by the former directors of the Company for cash proceeds of $4.7 million.

Effective August 7, 2011, Granite established an Executive Share Unit Plan (the "Share Plan"). The Share Plan is designed to provide equity-based compensation in the form of share units to executives and other key employees (the "Participants"). The maximum number of Common Shares which may be issued pursuant to the Share Plan is 1.0 million. The Share Plan entitles a Participant to receive one Common Share for each share unit or a cash payment equal to the market value of the share unit, which on any date is the volume weighted average trading price of a Common Share on the TSX or NYSE over the preceding five trading days. Vesting conditions in respect of a grant are determined by the Compensation Committee at the time the grant is made and may result in the vesting of more or less than 100% of the number of share units. The Share Plan also provides for the accrual of dividend equivalent amounts based on dividends paid on the Common Shares. Share units are, unless otherwise agreed, settled within 60 days following vesting. During the second quarter of 2012, the Company received shareholder approval of the Share Plan and the settlement of share units by the issuance of Common Shares.

A reconciliation of the changes in share units outstanding is presented below:

	Nine Months Ended September 30,
	2012		2011
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value

Share units outstanding, January 1	26	$25.39	—	—
Granted	31	34.13	—	—
Forfeited	(4)	25.39	—	—

Share units outstanding, March 31	53	30.47	—	—
Granted	1	33.95	—	—
Settled	(9)	25.51	—	—

Share units outstanding, June 30	45	32.44	—	—
Granted	1	35.87	38	25.28
Settled	(15)	25.64	—	—

Share units outstanding, September 30	31	$35.72	38	$25.28

Granite Real Estate Inc.      2012    41

During the three month period ended June 30, 2012, 15 thousand share units vested, with a weighted average grant date fair value of $25.64. These share units were settled in Common Shares during the third quarter of 2012. Also during the three month period ended June 30, 2012, prior to receiving shareholder approval of the settlement of share units by the issuance of Common Shares, nine thousand share units, with a weighted average grant date fair value of $25.51, were settled for cash in the amount of $0.3 million. At September 30, 2012, unrecognized compensation cost related to the Share Plan was $0.9 million, which will be amortized over the weighted average remaining requisite service period of approximately 2.5 years.

During the three month period ended September 30, 2012, the Company recognized stock-based compensation expense of $0.4 million, which includes $0.3 million pertaining to DSUs and $0.1 million pertaining to share units. Stock-based compensation for the nine month period ended September 30, 2012 was $1.1 million, which includes $0.9 million pertaining to DSUs and $0.2 million pertaining to share units. During the three month period ended September 30, 2011, the Company recognized stock-based compensation expense of $0.8 million, which includes $0.7 million pertaining to DSUs and $0.1 million pertaining to share units. Stock-based compensation for the nine month period ended September 30, 2011 was $1.5 million, which includes $1.4 million pertaining to DSUs and $0.1 million pertaining to share units.

13.     EARNINGS PER SHARE

Basic and diluted earnings per share for the three and nine month periods ended September 30, 2012 and 2011 are computed as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1 (c))		(previously in US dollars — note 1 (c))

Income from continuing operations	$18,919	$15,277	$56,189	$54,328
Income from discontinued operations	—	—	—	94,449

Net income	$18,919	$15,277	$56,189	$148,777

Weighted average number of Common and Class B Shares outstanding during the period (in thousands)	46,824	46,843	46,863	46,894
Adjustment:
Stock options and share units	22	19	20	102

	46,846	46,862	46,883	46,996

Basic and diluted earnings per Common or Class B Shares
— from continuing operations	$0.40	$0.33	$1.20	$1.16
— from discontinued operations	—	—	—	2.01

	$0.40	$0.33	$1.20	$3.17

The computation of diluted earnings per share for the three and nine month periods ended September 30, 2012 and 2011 excludes the effect of the potential exercise of nil options (2011 — 325 thousand) and 50 thousand options (2011 — 325 thousand), respectively, to acquire Common Shares of the Company because these options were not "in the money".

42    Granite Real Estate Inc.      2012

14.     DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1 (c))		(previously in US dollars — note 1 (c))

Straight-line rent adjustment	$400	$184	$1,324	$971
Stock-based compensation expense	422	847	1,061	1,469
Depreciation and amortization	10,506	10,716	32,016	31,739
Amortization of deferred financing costs	51	—	137	—
Note receivable escrow settlement	123	—	123	—
Future income taxes	57	840	26	(1,325)
Write-down of long-lived asset	—	—	—	2,735
Other	68	(560)	643	(368)

	$11,627	$12,027	$35,330	$35,221

(b)
Changes in non-cash working capital balances are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1 (c))		(previously in US dollars — note 1 (c))

Accounts receivable	$(509)	$1,692	$4,135	$(3,821)
Prepaid expenses and other	(576)	(773)	(426)	5,132
Accounts payable and accrued liabilities	6,196	(3,337)	7,688	(3,841)
Income taxes	(6,584)	(3,421)	(9,920)	(5,058)
Deferred revenue	(1,952)	829	(779)	7,950
Restricted cash	(465)	—	(465)	—

	$(3,890)	$(5,010)	$233	$362

(c)
Non-cash investing and financing activities

  On June 30, 2011, the Company cancelled 363,414 Class B Shares upon the disposition of the Arrangement Transferred Assets & Business (note 17). In addition, the remaining 183,999 Class B shares were purchased for cancellation for Class A Subordinate Voting Shares which were renamed Common Shares.

  During the third quarter of 2012, 15 thousand Common Shares were issued under the Company's Share Plan (note 12).

15.     DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

(a)
Derivative Financial Instruments

  The Company periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. At September 30, 2012, the Company held three foreign exchange forward contracts to purchase $19.2 million and sell euro 15.0 million. Two contracts mature on December 11, 2012 and one matures on January 15, 2013. These contracts were entered into by the Company to mitigate its foreign exchange exposure on its net cash flows. Based on the foreign exchange rates at

Granite Real Estate Inc.      2012    43

  September 30, 2012, the fair value of two of the foreign exchange forward contracts at September 30, 2012 was an asset of $0.3 million, which is included in "prepaid expenses and other" assets on the Company's consolidated balance sheets. The fair value of the remaining foreign exchange forward contract at September 30, 2012 was a liability of $0.1 million, which is included in "accounts payable and accrued liabilities" on the Company's consolidated balance sheets. At December 31, 2011, the Company did not have any foreign exchange forward contracts outstanding.

  The following tables summarize the impact of these derivative financial instruments on the Company's unaudited interim consolidated financial statements as at September 30, 2012 and December 31, 2011, and for the three and nine month periods ended September 30, 2012 and 2011:

As at	September 30, 2012	December 31, 2011
Derivatives not designated as hedging instruments
Foreign exchange forward contracts
— included in prepaid expenses and other	$284	$—

— included in accounts payable and accrued liabilities	$58	$—

		Amount of
	Location of Gains	Gains
	Recognized in	Recognized in
	Income on	Income on
	Derivatives	Derivatives
Three Months Ended September 30,		2012	2011
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign Exchange Gains	$605	$—

		Amount of
	Location of Gains	Gains
	Recognized in	Recognized in
	Income on	Income on
	Derivatives	Derivatives
Nine Months Ended September 30,		2012	2011
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign Exchange Gains	$966	$—

(b)
Fair Value Measurements

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. ASC 820, "Fair Value Measurements and Disclosures", establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

44    Granite Real Estate Inc.      2012

  The following table represents information related to the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall:

As at September 30, 2012	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS AND LIABILITIES CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents	$53,693	$—	$—
Restricted cash	465	—	—
Foreign exchange forward contracts(i)	—	284	—

Assets carried at fair value	$54,158	$284	$—

Liabilities carried at fair value Foreign exchange forward contracts(i)	$—	$58	$—

As at December 31, 2011	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(previously in US dollars — note 1 (c))
ASSETS CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents	$56,908	$—	$—

ASSETS CARRIED AT FAIR VALUE ON A NON-RECURRING BASIS
Income-producing properties(ii)	$—	$—	$12,774

  (i)
  Foreign exchange forward contracts are a Level 2 fair value measurement as the fair value of the contracts are determined based on foreign exchange rates in effect at September 30, 2012.

  (ii)
  During the year ended December 31, 2011, two income-producing properties with an aggregate cost of $29.2 million were written down to an aggregate fair value of $12.8 million. This is a Level 3 fair value measurement as the fair value of the income-producing property was determined based on the present value of estimated future cash flows from the leased property.

The fair value of the senior unsecured debentures is determined using the quoted market price of the senior unsecured debentures. At September 30, 2012, the fair value of the senior unsecured debentures was approximately $294.7 million. The fair value approximates the carrying value of all other financial instruments on the consolidated balance sheets.

16.     TRANSACTIONS WITH RELATED PARTIES

On July 1, 2011, following completion of the Arrangement, Mr. Frank Stronach no longer serves as the Chairman and Chief Executive Officer of the Company and the Stronach Shareholder no longer has a controlling interest in the Company. Consequently, Mr. Stronach and the Company ceased to be related

Granite Real Estate Inc.      2012    45

parties for accounting purposes. Furthermore, effective July 1, 2011, the Company and Magna are no longer considered to be related parties for accounting purposes due to the factors noted above. Other than contractual payments pertaining to income-producing properties there were no material transactions with Magna in the six month period ended June 30, 2011.

In conjunction with the Arrangement (note 1), during the six month period ended June 30, 2011, a U.S. $1.0 million payment was approved to an affiliate of Mr. Stronach for services rendered as Chairman of the Company.

In 2011, the Company agreed to pay reasonable legal and advisory fees of certain Class A Shareholders incurred in connection with the Arrangement. In accordance with such agreement, a $2.1 million payment was made to a company owned by an individual who became Chairman of the Board of Directors following the completion of the Arrangement, for legal and advisory services relating to the Arrangement.

17.     DISCONTINUED OPERATIONS

As a result of the approval by the Company's shareholders and the Ontario Superior Court of Justice of the Arrangement (note 1), the Company has presented the Arrangement Transferred Assets & Business as discontinued operations in the accompanying consolidated financial statements.

The Company's results of operations related to discontinued operations are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1 (c))		(previously in US dollars — note 1 (c))

Revenues	$—	$—	$—	$262,345
Purses, awards and other	—	—	—	148,584
Operating costs	—	—	—	80,208
Property operating costs	—	—	—	933
General and administrative	—	—	—	21,759
Depreciation and amortization	—	—	—	3,445
Interest income	—	—	—	(310)
Foreign exchange gains	—	—	—	(51)
Equity loss	—	—	—	1,952

Income before income taxes	—	—	—	5,825
Income tax recovery	—	—	—	(1,196)

Income from operations				7,021
Net gain on disposition of discontinued operations, net of income taxes of $10.5 million				87,428

Income from discontinued operations	$—	$—	$—	$94,449

The distribution of the assets and liabilities under the Arrangement is considered a non-pro rata distribution and therefore has been recorded at fair value. Accordingly, the gain on disposition of discontinued operations was determined as the difference in the fair values and carrying values of the net assets disposed of, net of costs of disposal. The difference between the fair value of the net assets disposed of and the carrying value of the 363,414 Class B Shares cancelled in the amount of $680.6 million has been recorded in the consolidated statements of changes in deficit as "Distribution under Plan of Arrangement" for the nine month period ended

46    Granite Real Estate Inc.      2012

September 30, 2011. A summary of the fair values and carrying values of the Arrangement Transferred Assets & Business is as follows:

	Fair Value	Carrying Value	Gain	Fair Value Measurement(i)
Development Properties
Current assets	$2,320	$2,320	$—	Level 1 and 2
Land held for development	218,039	132,257	85,782	Level 3
Current liabilities	(4,250)	(4,250)	—	Level 2
Future taxes	(1,395)	(1,395)	—	Level 3
Income-Producing Property and Property in United States
Land and building	15,997	9,354	6,643	Level 3
Racing & Gaming Business
Current assets	82,650	82,650	—	Level 1 and 2
Fixed assets	6,935	6,935	—	Level 2
Racing lands and other long-term assets	392,471	384,754	7,717	Level 3
Technology companies	45,872	40,562	5,310	Level 3
Current liabilities	(37,698)	(37,698)	—	Level 2
Future taxes	(24,414)	(24,414)	—	Level 3
Other liabilities	(4,311)	(4,311)	—	Level 2

Gain on disposition before transaction costs and income taxes	692,216	586,764	105,452

Transaction costs			(8,042)

Net gain on disposition before undernoted			97,410

Reclassification to net income of foreign currency translation gain and net unrecognized actuarial pension loss			520
Income taxes			(10,502)

Net gain on disposition of discontinued operations			$87,428

  (i)
  Refer to note 15(b) for the fair value hierarchy

The fair values of the racetrack assets of the Racing & Gaming Business were determined based on the underlying real estate as this was considered to be the highest and best use. The fair values of the real estate were primarily determined by external real estate appraisals reflecting estimated prices at which comparable assets could be purchased and adjusted for the estimated costs to convert the land for its appraised purpose.

The fair values of fixed assets, which include machinery and equipment and furniture and fixtures, were determined using a market approach based upon management's review of current prices at which comparable assets could be purchased under similar circumstances.

The fair values of the technology companies, which primarily included XpressBet® and AmTote, were determined in consultation with an external valuator using a discounted cash flow analysis under the income valuation methodology. The income approach required estimating a number of factors including projected revenue growth, customer attrition rates, profit margin and the discount rate. Projected revenue growth, customer attrition rates and profit margin were based upon past experience and management's best estimate of future operating results. The discount rate represents the respective entity's weighted average cost of capital including a risk premium where warranted.

Granite Real Estate Inc.      2012    47

The fair value of the 50% joint venture interest in The Village of Gulfstream Park™ was determined based on an external real estate appraisal using discounted cash flow analysis under the income valuation method. The fair value of the 51% joint venture interest in Maryland Jockey Club was determined based on the underlying real estate determined by external real estate appraisals as this was considered to be the highest and best use.

The fair values of the lands held for development, a property located in the United States and an income-producing property located in Canada were determined by external real estate appraisals or broker opinions that reflected a market approach using estimated prices at which comparable assets could be purchased.

The remaining assets and liabilities of the Racing & Gaming Business, as well as the other assets and liabilities associated with the lands held for development, were primarily cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable and accrued liabilities, income taxes receivable and deferred revenue, for which the carrying value approximated fair value. The current and long-term portions of the proceeds from the sale of Lone Star LP, representing 50% of the outstanding total proceeds from the sale, approximate fair value as the note receivable bears interest at current market rates negotiated between arm's-length parties.

18.     COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, the Company, certain subsidiary entities and joint ventures, including The Maryland Jockey Club and certain of its subsidiaries (collectively, the "MJC Entities"), as well as the Company's former Chairman and Chief Executive Officer, Mr. Frank Stronach, in the Circuit Court for Baltimore City in Baltimore, Maryland. The claims asserted in the Plaintiffs' complaint against the Company, the MJC Entities and Mr. Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to one of the Plaintiffs to conduct alternative gaming at the Arundel Mills Mall. The Complaint asserts a number of claims against all the defendants including, among other allegations, that the Company and Mr. Stronach, along with a number of other defendants, engaged in actions to defame the Plaintiffs by distributing allegedly false information concerning the Plaintiffs and their operations of a gaming facility in Indiana, Indianapolis Downs, LLC operating as Indiana Live. The specific claims asserted against the Company, the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light invasion of privacy and defamation. The Complaint seeks an award of damages against all defendants in the amount of U.S. $300 million in compensatory damages and U.S. $300 million in punitive damages. On March 25, 2011, a number of defendants, including the MJC Entities and the Company, filed a motion in the Circuit Court for Baltimore City, seeking to have the action transferred to the Circuit Court for Anne Arundel County. On April 29, 2011, the Indiana-based defendants named in the Complaint filed a notice to remove the Plaintiffs' claims relating to the Indiana defendants to the U.S. District Court for the District of Maryland. The Plaintiffs have sought to remand these claims to the Circuit Court for Baltimore City. The entire matter, in both the state and federal courts, was stayed by the United States Bankruptcy Court for the District of Delaware until it determined whether the claims were impacted by the bankruptcy of Indianapolis Downs, LLC. On September 6, 2011, the United States Bankruptcy Court for the District of Delaware entered an order denying the injunction motion and lifting the stay effective September 26, 2011. However, the federal court removal action remains pending as the Indiana defendants (not the Company) are opposing remand of that action. The federal court heard the motion for remand on November 21, 2011 and has not yet issued a ruling on this matter. The state court motions to transfer venue to the Circuit Court for Anne Arundel County remain before the Circuit Court for Baltimore City. All activities before the Circuit Court for Baltimore City, including the motions to transfer venue to Anne

48    Granite Real Estate Inc.      2012

  Arundel County, have been stayed pending resolution of the removal action pending in the U.S. District Court for the District of Maryland. On September 26, 2012, the federal court issued an order remanding the federal court action to the Circuit Court for Baltimore City. On October 2, 2012, the parties filed a stipulation with the Circuit Court for Baltimore City proposing a further stay to allow certain defendants to engage plaintiffs in discussions that may potentially streamline the litigation. The stay was granted by the Circuit Court for Baltimore City on October 12, 2012. Under the terms of the Arrangement, the Company received an indemnity from the Stronach Shareholder and certain related parties against all losses suffered by the Company in relation to the Racing & Gaming Business for the period prior to, on and after the effective date of the transfer of June 30, 2011. The Company provided the Stronach Shareholder with the required disclosure notice listing the existing litigation with the Plaintiffs, however, the Company has retained independent counsel to monitor the litigation on its behalf. The Company believes this claim is without merit.

(c)
The Company had total letters of credit outstanding of $1.1 million issued with various financial institutions at September 30, 2012 to guarantee various construction projects. These letters of credit are secured by cash deposits of the Company.

(d)
At September 30, 2012, the Company's contractual commitments related to construction and development projects as well as environmental reports amounted to approximately $15.4 million.

(e)
On November 14, 2006, MEC completed the sale to PA Meadows, LLC of all the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc. (collectively "The Meadows") through which MEC owned and operated The Meadows, a standardbred racetrack in Pennsylvania. On closing, MEC received cash consideration and a holdback agreement ("The Meadows Holdback Agreement"), under which U.S. $25.0 million was payable to MEC over a five-year period, subject to the offset for certain indemnification obligations as well as the purchaser having available excess cash flow. In April 2009, MEC estimated U.S. $10.0 million (less certain offsets) was payable based upon certain triggering events in The Meadows Holdback Agreement; however, payment was not made by PA Meadows, LLC. Accordingly, MEC commenced litigation proceedings for collection of the U.S. $10.0 million proceeds plus interest. In addition, in February 2010 and February 2011, an additional U.S. $5.0 million, less certain offsets, for each year was considered owing under the terms of The Meadows Holdback Agreement; however, payments were not made. As part of the acquisition of the MEC Transferred Assets, the Company received the right to receive any payments under The Meadows Holdback Agreement. In February 2011, an unfavourable decision was made by the court concerning the motion for summary judgment made by MEC with respect to whether any amounts were owed from certain triggering events under The Meadows Holdback Agreement. As a result, the Company expects that payments from The Meadows Holdback Agreement will commence once the purchaser has available excess cash flow, if any. In connection with the Arrangement (note 1), any proceeds received from PA Meadows, LLC will be shared equally between the Company and the Stronach Shareholder.

(f)
At September 30, 2012, the Company had commitments under operating leases requiring future minimum annual rental payments as follows:

2012	$104
2013	417
2014	417
2015	417
2016	417
Thereafter	642

$2,414

Granite Real Estate Inc.      2012    49

19.     SUBSEQUENT EVENT

On October 17, 2012, Granite announced that a special shareholder meeting will take place on November 15, 2012 to seek approval of the Company's conversion to a Canadian Real Estate Investment Trust (the "REIT Conversion"). If the REIT Conversion is approved, the Company expects to be a REIT on or about December 31, 2012. The REIT Conversion is subject to customary conditions and approvals, including court approval. On completion of the REIT Conversion, shareholders of Granite will exchange their Common Shares for a stapled unit comprised of one common share of Granite REIT Inc. and one unit of Granite Real Estate Investment Trust. The assets, liabilities and operations of the new combined stapled unit structure will be comprised of all the assets, liabilities and operations of Granite.

50    Granite Real Estate Inc.      2012

Corporate Information

Board of Directors	Officers	Office Location
G. Wesley Voorheis Chairman of the Board Peter Dey Vice-Chairman Michael Brody Director Barry Gilbertson Director Thomas Heslip Director Gerald J. Miller Director Scott I. Oran Director

Thomas Heslip
Chief Executive Officer
Michael Forsayeth
Chief Financial Officer
Jennifer Tindale
Executive Vice President,
General Counsel
John De Aragon
Executive Vice President,
Real Estate Investment
Lorne Kumer
Executive Vice President, Real Estate
Portfolio and Asset Management

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240

 Investor Relations Queries
 Thomas Heslip
Chief Executive Officer
(647) 925-7539
 Michael Forsayeth
Chief Financial Officer
(647) 925-7600

Transfer Agents and Registrars

Canada	United States
Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021 Phone: 1 (800) 962-4284

Exchange Listings
Common Shares	–	Toronto Stock Exchange (GRT) and New York Stock Exchange (GRP)

Please refer to our website (www.graniterealestate.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.
Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2011 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite Real Estate Inc. 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.graniterealestate.com

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  Exhibit 99.1
GRANITE ANNOUNCES 2012 THIRD QUARTER RESULTS